                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of November 2002




                             CRESUD S.A.C.I.F. AND A
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                   AV. DEL LIBERTADOR 498, 16TH FLOOR, (1001)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                           Form 20-F [X] Form 40-F [ ]




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes [ ] No [X]

                             CRESUD S.A.C.I.F. AND A
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K


         Attached is an English translation of the following documents filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores: (i) Summary of the Annual General and Special Meeting of Shareholders held on November 5, 2002; (ii) Annual Report and Financial Statements as at June 30, 2002.

(i)

    SUMMARY OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON
                                NOVEMBER 5, 2002

FIRST POINT:
It was unanimously approved the designation of the representatives of the shareholders Ernesto Vines and Inversiones Financieras del Sur S.A. to approve and sign the minute of the meeting.-

SECOND POINT:
It was unanimously approved the reasons causing this meeting to be called at a different date than the one scheduled that were previously informed by the Board of Directors.

THIRD POINT:
It was unanimously decided to approved the documentation required by Section 234, paragraph 1(0) of Law 19 550, for the fiscal year ended June 30th, 2002.

FOURTH POINT:
It was unanimously decided to approve the resignation submitted by Mr. Enrique Antonini.

FIFTH POINT:
It was unanimously decided to approved the performance of duties by the Board of Directors related to the fiscal year ended on June 30, 2002

SIXTH POINT:
It was unanimously decided to approved the performance of duties by the Audit Committee related to the fiscal year ended on June 30, 2002

SEVENTH POINT:
It was unanimously decided to apply the loss of the fiscal year ended on June 30, 2002 of Pesos 39,556,328 to the account Retained Earnings.

EIGHTH POINT
It was unanimously approved the amount of Pesos 894,491 as Directors' Compensation.

NINTH POINT
It was unanimously decided no to pay any compensation to the Audit Committee.

TENTH POINT:
It was unanimously decided: (i) To fix the number of regular directors in six and the number of alternate directors in four; (ii) to appoint Eduardo Sergio Elsztain, Marcos Marcelo Mindlin and Saul Zang as regular director for a three year period. All of them are considered non independent in terms of Resolution 400 of the Comision Nacional de Valores ; (iii) to reelect all the alternate directors for the same period. All of them are considered non.

ELEVENTH POINT
It was unanimously decided to appoint Martin Barbafina, Corina Ines Pando and Carlos Rebay as regular auditors and Carlos Rivarola, Gabriel Martin and Diego Niebuhr as alternate auditors. All of them are considered non independent in terms of Resolution 400 of the Comision Nacional de Valores

TWELFTH POINT:
It was decided to suspend, pursuant to Resolution 402/02 of the Comision Nacional de Valores , the treatment of this point of the agenda (Appointment of a Company Accountant to certify during the next fiscal year and determination of his/her compensation) until November 27, 2002 at 12.00 hs at 108 Bolivar street, first floor.

                             CRESUD SOCIEDAD ANONIMA
                       COMERCIAL, INMOBILIARIA, FINANCIERA
                                 Y AGROPECUARIA

                           Annual Report and Financial
                              Statements as at June
                                30, 2002 and 2001

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                              FINANCIAL STATEMENTS

INDEX


Presentation
Annual Report
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
Consolidated Schedules
Balance Sheet
Income Statement
Statement of Changes in Shareholders' Equity
Statement of Cash Flows
Notes to the Financial Statements
Schedules
Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires
 Stock Exchange Regulations
Business Highlights
Auditors' Report

CORPORATE PROFILE

Cresud is one of the largest pure agribusiness companies in Argentina and the only company in this sector that is listed on the Buenos Aires Stock Exchange and on the NASDAQ in the United States.

Since September 1994 the company has experienced an important transformation, led by a professional management and based on an aggressive policy for investment in land, beef cattle and technology. Such policy has transformed the company into a type of Real Estate Investment Trust (REIT) in the Argentine rural sector. The REITs, in general, have been highly accepted in the United States, but they do not exist in our country. Given its exclusive dedication to the formation and exploitation of an attractive portfolio of farms, Cresud almost operates as a REIT.

One of the advantages of Cresud is its focus on Argentina, a country famous for the quality and extension of its land. Moreover, and to a certain extent, the Argentine lands are still at levels that allow the production activity to yield interesting results. At the same time, this price disparity compared to other countries enables many analysts to predict an important appreciation of the farms.

Cresud's goal is to strengthen its competitive position as one of the leading companies in the agricultural sector and to continue its expansion. With this target in mind, we expect to provide our shareholders a medium and long term growth and increasing profits.

LETTER TO SHAREHOLDERS

The year just ended has been one of great changes for Argentina. After 10 years of stability and a fixed exchange parity against the US dollar, the peso was devalued by 265% and the structure of relative prices within the economy was altered. However, the agricultural sectors was one of the main beneficiaries of the devaluation, as its products are exportable and thus priced in dollars.

Although many input materials, such as seeds, agrochemicals and fertilizer, maintained their prices in dollars, a h igh proportion of our direct costs showed a substantial drop in their dollar values, allowing us to improve our operating result and strengthen our cash position in pesos.

During the current year we have made certain land sales at very good prices, generating a profit of $14.8 million, 47% on book value. We believe that new opportunities for investment in real estate are beginning to arise, and we remain alert to take advantage of them.

The change in economic conditions and its impact on the financial market have caused the Board to revise its strategy in relation to the company's investment in IRSA. It has been decided to consider this investment as strategic and long-term, while originally the shares in this company had been purchased as a market opportunity, with a short-term outlook. This has led to a change in the valuation of this investment, which as from April has begun to be valued according to the equity method.

To take advantage of the benefits of scale and the excellent commercial links we have developed in recent years, we have decided to emphasize our line of agricultural services. We are evaluating various projects, including the providing financing alternatives for farmers and the production of specialties and seeds for leading seed companies and the country's main exporters.

In addition, we are analyzing the possibility of moving along the chain of production to begin slaughtering our own livestock, as well as starting to export for account and by order of third parties.

According to the approval of the Ordinary and Extraordinary Shareholders' Meeting held on March 8, 2002 for the issue of Negotiable Obligations Convertible into Ordinary Shares of the Company, by the end of the year procedures had been initiated with the Securities and Exchange Commission, Argentine Securities and Exchange Commission and the Buenos Aires Stock Exchange to obtain authorization for their issue.

The outlook for the agricultural sector in the year just beginning are extremely encouraging. Forecasts for agricultural and livestock prices are very favorable, and this will surely be reflected in an appreciation of our assets.

We are aware that the situation Argentina is currently experiencing represents a considerable challenge, and we will be making major efforts to consolidate ourselves as one of the leading agricultural companies in Argentina. We consider that during these six years since the change of ownership we have strengthened our know-how, improved the efficiency of the administration of the business and incorporated the best human and technological resources. A new and positive period for agriculture has begun, and without doubt Cresud is today one of the leaders in this market.

PURPOSE


Our purpose is to strengthen our position as one of the leading agricultural companies in Argentina through:

(i)   acquisition and lease of farmland and subsequent increase in production,
(ii)  optimization of yields,
(iii) product and geographical diversification,
(iv)  vertical integration, and
(v)   preservation over the long term of Cresud's investment in IRSA


ACQUISITION AND LEASE OF FARMLAND AND SUBSEQUENT INCREASE IN PRODUCTION

Our principal means for increasing crop, livestock and milk production is through the acquisition of farmland. Our strategy consists in significantly increasing our total land area in various regions of the country by capitalizing on opportunities to acquire land as they arise. We believe that due to the lack of liquidity and low profitability of the Argentine agricultural sector, many local producers are willing to sell their businesses and landholdings at attractive prices.

Our land leasing policy is designed to complement our growth strategy, using our liquidity for investments in our main agricultural businesses. In addition, our strategy based on the leasing of land provides us with an added level of flexibility with respect to the share that each our products represents in total production.


OPTIMIZATION OF YIELDS


We intend to continue using modern technology to increase production yield. We have already made and plans to make further investments in more modern machinery to enhance crop production. Irrigation equipment will be installed on some farms in order to achieve higher output levels. In addition, we believe it can improve crop yields by using high-potential seeds and fertilizers and by introducing advanced land rotation techniques.

We expect to improve beef cattle production through the use of advanced breeding techniques and health-related technologies. In addition, we plan to improve the use of pastures and to incorporate new-types of feed. We also plan to continue investing in infrastructure (water facilities, electric fences, etc.)

With respect to our milk production, we will invest in the use of advanced feeding and health techniques.

PRODUCT AND GEOGRAPHICAL DIVERSIFICATION

We maintain a strategy of diversification with respect to both our product mix and the geographical location of our farmlands. This strategy is intended to counterbalance the two major risks associated with the business, namely climate and the unpredictable fluctuations of commodity prices. In order to minimize such risks, we own and lease land in various regions of the country with different weather patterns, and we seed a diversity of products.


VERTICAL INTEGRATION


Our growth in size and the increase in production volume may, in the future, allow us to expand our operations into the processing of some products. Although no fixed timetable has been established for the implementation of such activities, we continue to evaluate opportunities as they arise and we believe this will occur naturally as our operations grow.


PRESERVATION OVER THE LONG TERM OF OUR INVESTMENT IN IRSA


In view of the extent of the Company's investment in IRSA, the results of IRSA's operations have a significant impact on the results of our operations and financial position. We attempt to preserve the value of this significant investment by actively assisting IRSA in the obtaining of the new financing it requires and the restructuring of its existing debt. We also aim to subscribe to a significant portion of the Convertible Debt Securities and warrants that IRSA will offer to its shareholders. We believe that the proceeds of this Offer will assist IRSA in the restructuring of its debt and will resolve its working capital needs, and that therefore it will be able to preserve the value of our investment in IRSA over the long term.

ECONOMIC OVERVIEW

INTERNATIONAL OUTLOOK

In spite of the aggressive monetary policy implemented by the US Federal Reserve, consisting in a drastic reduction in the rate of interest from 6.50% to 1.75%, us economy did not succeed in taking off during the whole year 2001. After a first six months during which the level of economic activity cooled considerably, the attacks on September 11th and the subsequent call by the U.S. president for a war on terrorism had a negative impact on investors and consumers confidence in the United States, causing drops in all key indicators. The larger Western economies did not fare any better, and the Japanese economy remained immersed in a long-lasting domestic crisis. Faced by this scenario, the Republican administration reacted by encouraging an increase in public spending, providing significant assistance to those sectors most affected by the crisis, with particularly large help being given to airlines. The measures adopted were reflected in a significant rise in US GDP in the first quarter of 2002, but this recovery did not last very long. This somber outlook was compounded by the scandal surrounding the collapse of several blue-chip companies that were accused of mis-representing their financial statements, further undermining the already deteriorated level of confidence of local and foreign investors. As a result, financial markets were severely affected, leading US stock market indicators suffered losses in excess of 30%, while the collapse of their European equivalents was even sharper.

In addition to being affected by the events mentioned, emerging economies suffered the total loss of the voluntary credit market and had to face their own crises unleashed by their high levels of indebtedness. Unfortunately, the most notorious example of this has been the Argentina's.



THE ARGENTINE ECONOMY

As a result of the worsening of the recession that began in mid-1998, during the second half of 2001 Argentina's GDP fell by an average of 5% compared to the same period of the previous year. After a series of measures that did not achieve the desired effect, the Economy Ministry attempted to reverse the recession by promoting a sharp reduction in the fiscal deficit. As a fist step, Congress approved a "Zero Deficit Law", and later by means of an emergency law a 13% reduction was decreed in civil service wages and state pensions. A few months later, growing financial restrictions led several province administrations, including Buenos Aires as the most damaged, to begin to print their own currency to be able to cover their growing cash deficits. The issue of these quasi-currencies reached a volume in excess of $8 billion.

On December 3, 2001, in the face of the impossibility of reversing the massive outflow of deposits from the financial system, which between July and December 2001 had reached US$14.3 billion (16% of the total), the Economy Ministry issued a regulation limiting cash withdrawals from bank accounts, a measure that latter became known as the "corralito". This step, together with a worsening of the social situation, led to the early conclusion of the term of the Alianza government. This situation brought to the surface the deep institutional and political crisis affecting the country, with three interim presidents resigning in less than ten days until Congress appointed Dr. Eduardo Duhalde president as from January 1, 2002.

[GRAPHIC OMITTED]

Source: Estudio Miguel Angel Broda y Asoc.

During the brief presidency of Dr. Adolfo Rodriguez Saa, which lasted only seven days immediately prior to taking over by Dr. Duhalde, a cessation of payments was declared on sovereign debt, a measure widely supported by legislators when announced to Congress.

The first measure taken by the new economic authorities consisted in the abandoning of the convertibility system that had governed the Argentine economy since 1991. After a series of false starts, it was eventually replaced by a floating rate system with Central Bank intervention. In less than three months the devaluation totaled approximately 200%.

A widespread pesificacion (forced conversion into pesos) was decreed in clear violation of all contracts in force in the private and public sectors in Argentina. This pesificacion included the $45 billion in dollar deposits that still remained within the financial system. In addition, restrictions on disposing of cash were tightened, and the repayment of deposits in excess of $10,000 was rescheduled, as a result of which they were to be repaid in installments through to 2005. This measure, known as the "corralon", in addition to failing to achieve its principal objective, namely prevention of any further outflow of deposits from the system, led to an even greater drop in the level of economic activity.

In spite of the efforts to contain the leakage of deposits out of the financial system, the ineffectiveness of the measures adopted, added to the withdrawals of deposits as a result of the court rulings in favor of savers, forced the Central Bank to provide $20 billion in financial assistance to banks by means of repos and rediscounts. This phenomenal increase in money supply was mostly absorbed by the Central Bank itself by means of the sale of its liquid international reserves, which dropped 35% (US$ 5.3 billion) in the fist half of 2002.

[GRAPHIC OMITTED]

Source: Estudio M. A. Broda y Asoc.

At June 30, 2002 the dollar closed at $3.80, which represented a devaluation of 280%; in the first six months of the year the wholesale price increased by 95.6% and consumer prices were up by 30.5%. In this context it is hardly surprising that in the first quarter of 2002 there was a negative variation in GDP of 16.3% compared to the same period of the previous year, the largest drop recorded in the historical series. Overall demand fell sharply, mainly as a result of a drop of 46.1% in gross fixed domestic investment, and consumption fell 20.9%.


[GRAPHIC OMITTED]

Source: Estudio M.A. Broda y Asoc.

The trade balance became the only positive indicator in the economy, with a surplus of US$ 8,175 million, explained by the collapse in imports, down 63.3% year-on-year, while exports were down 7.4%, because of lower prices for the exported goods (down 9.7%) and an increase in export volumes of 3.3%. The drastic collapse of macroeconomic indicators was an announcement of a sharp deterioration in private sector activity. Leading companies, including some of the highest capitalized firms in Argentina, declared they were unable to meet their financial obligations after the devaluation had reduced their income in terms of foreign currency to a fraction of former levels. As could be expected, in a reflex action aimed at ensuring survival, the most affected companies significantly reduced their personnel, ensuring the unemployment level reached a historical high of 21.4% of the work-force.

During fiscal year 2001-2002 Argentine capital markets suffered from the economic mis-management just like other sectors. In this period, share prices according to the Merval, stated in dollars, fell back 78%. In the first weeks of June, the Merval hit a low of 75 points, recording a loss of 92% compared to the level reached five years earlier. Bond values were affected by the announcement of default on sovereign debt, falling dramatically, selling at parities close to 20%. This took the country risk indicator, the spread on sovereign bonds over US Treasury Bills, to an unheard-of level of 7000 basic points.


[GRAPHIC OMITTED]

Source: Estudio M.A. Broda y Asoc

The following macroeconomic indicators summarize the evolution of the Argentine economy during the last eight years:

   MAIN INDICATORS

---------------------------------------------------------------------------------------------------------
                                     1995    1996     1997    1998     1999    2000    2001    2002 (P)
---------------------------------------------------------------------------------------------------------
GDP Actual Growth (in %)            -2.85    5.53     8.11    3.85    -3.39   -0.79    -4.41    -12.80
Inflation (Combined Prices) in %*    4.90    1.70     0.30    -1.10   -2.10   -1.50    -1.70    32.40
Fiscal Result (As a % of GDP)       -1.51%  -2.22%   -1.47%  -1.39%   -2.59%  -2.44%  -3.22%    -1.41%
Exports FOB (Millions of US$)       21.16    24.04   26.43    26.43   23.31   26.41    26.66    25.50
Imports CIF (Millions of US$)       20.20    23.86   30.50    31.40   25.51   25.24    20.31     9.50
Currency account of The Payment
Balance ( MM US$ )**                -5.20    -6.82   -12.29  -14.55   -11.95  -8.97    -4.43    10.30
Trade Balance (Million of US$)       0.96    0.18    -4.07    -4.97   -2.20    1.17    6.34     16.00
Unemployment rate  ***              17.40    17.20    14.9    12.9    14.30   15.10    17.35    22.00
---------------------------------------------------------------------------------------------------------

(P) Estimated*
Annual average**
Accrued Criteria***
Country Average (as % of the P.E.A.)
Source: Estudio M.A. Broda y Asoc.

The default on the debt, the abrupt end of Convertibility and the forced conversion into pesos represent unprecedented events that defy the institutions governing the economy of a country. The consequences of such violations to security and legal guarantees in Argentina still remain to be seen. Many years of strict discipline will be required to repair the damage that has been caused.

AGRICULTURE AND CATTLE-RAISING SECTORS IN ARGENTINA

Argentina has gained in strength in recent years as one of the world's leading food producers and exporters.

The agricultural sector is one of the most important components of the Argentine economy. In 2001 it accounted for 9 % of gross domestic product, of which 6.25% corresponded to the primary sector. It is also a major source of exports: during 1996-2001 agricultural exports accounted for 55 % of all Argentine exports.

AGRICULTURE SECTOR

As a result of changes in production systems with the extension of direct sowing and a large use of agrochemicals, fertilizers and irrigation, in the last 10 years agricultural production has risen significantly, with an increase of 77% in volumes produced. The main reasons for this growth have been the increase in sown areas, with the incorporation of marginal areas to production, and higher yields.

In the 2001/2002 season it is expected that new production records will be set, with an expected harvest close to 70 million tons.

                               [GRAPHIC OMITTED]

*PROVISIONED ESTIMATIONS AT AUG, 31 2002

AGRICULTURAL ESTIMATIONS - SAGP y A

According to USDA estimates, the area devoted to agriculture will continue to grow in coming years, although the increase will be more moderate. In addition, increases are expected in yields for corn and wheat, ensuring Argentina retains its position as the second and fifth leading exporter of these grains. Some analysts consider that corn is the crop with the greatest growth potential, through higher yields, as the gap that exists in this regard compared to the U.S., the world's leading exporter, is significant.

In the case of oilseeds, the outlook is for continuous growth although at a lower rate than that seen in recent years. The area sown with soybean rose rapidly during the 70's and 80's, due to the positive soybean/corn ratio. In the last decade the sown area has grown mainly due to a reduction in the area used for grazing.

Argentina is currently the leading exporter of soybean oil and soybean flour. The growth in sown area has been accompanied by greater and more efficient processing capacity.

Sunflower is the other important oil crop in Argentina, and the country is currently the number one exporter of sunflower oil and flour. Here again, a significant increase in production is expected in coming years.


LIVESTOCK SECTOR

Argentina, with a herd close to 50 million head of cattle, is one of the world's leading producers and exporters of beef. The development of the livestock sector in Argentina has always been very closely linked to control of foot-and-mouth disease. Having been declared free of the disease in 1999 without the need for vaccination, in 2001 there was an outbreak that affected the herd, making vaccination necessary once again.

Towards the end of last year the outbreak was brought under control, and as from February 1, 2002, after exports had been suspended for 11 months, Argentina regained its certificate allowing it to renew its exports to the European Union.

The renewal of exports following the control of foot-and-mouth and the devaluation of the peso have created conditions that are favorable to the whole meat industry, enabling the re-opening of a large number of meat packers.


[GRAPHIC OMITTED]

SOURCE: COORDINACION DE MERCADOS GANADEROS

Livestock prices have been rising since January, after reaching a floor in December at the end of a year marked by the foot-and-mouth epidemic. Steer prices increased by 29% in the first half of the year compared to the same period of the previous year. The categories recording the greatest increase were the heavy ones, the principal export category.

[GRAPHIC OMITTED]

SOURCE: COORDINACION DE MERCADOS GANADEROS


                  IMPACT OF DEVALUATION ON AGRICULTURE

The agricultural sector has been one of the main beneficiaries of the recent economic measures adopted by the Argentine government.

Agricultural margins in pesos have risen compared to the situation that prevailed prior to the devaluation, as agricultural products are commodities with prices set in dollars on international markets and only some of the input for the activity is dollar-based.

As a result of the recent devaluation and the increase in the exchange rate, agricultural prices have risen in peso terms. However, this effect was partly neutralized by a 20% increase in export taxes on grains imposed by the Argentine government.

Some agricultural inputs, mainly those with a high import content, is traded in US dollars. Such inputs includes seeds, agrochemicals, fertilizers and agricultural spares. These items represent 20-35% of our total agricultural costs. In the case of diesel oil, 60-70% of the cost is based on its import value, so that its cost in pesos is affected by exchange rate movements. Since the beginning of the year this input increased almost 40%. As it is an important component of certain agricultural costs, such as machinery, harvesting, freight, drying and irrigation, with an impact of between 20% and 40%, a rise in diesel fuel prices has a negative impact on our agricultural margins.

Our costs from labor, professional fees and administration are stated mainly in pesos and will probable rise in the mid-term because of the effects of inflation.

As a result of this new cost structure and the rise in the price of agricultural products, agricultural margins have risen slightly in dollar terms while showing a significant increase in peso terms.

The agricultural sector represents 60.5% of our gross sales and contributes significantly to our total operating results. In the fiscal year in progress the effect has been very positive, as at the time of the devaluation most of our direct costs had already been made (only harvest selling expenses remained to be paid) and almost 100% of the new harvest was sold at the new prices.

In the case of the livestock sector, which represents 34.4% of our gross sales, during the first six months of the year the value of livestock rose more than 20%, driven among other factors by a fall in supply and the effects of inflation. The devaluation and the control of foot-and-mouth disease have had a positive impact on the beef exporting sector, enabling the opening of new markets. According to leading sector analysts the outlook is encouraging because of a combination of lower costs, as a result of the devaluation, and an increased competitiveness in the international market, which has improved the payment flow to livestock farmers. In addition, domestic market demand has been surprising, as even in the middle of the economic crisis experienced in Argentina, demand was seen to be fairly inelastic. Although margins fell in dollar terms, a recovery is expected in the mid-term.

The situation in the dairy sector is more complex. The current cost structure only allows for grazing models that include a large percentage of grass in the animal diet. The government has stepped in to this market to protect dairy farmers by setting a base price to guarantee milk supplies.

The following table provides a comparison between prices before and after the devaluation.

PRICES

                               PRE DEVALUATION          POST DEVALUATION         UNIT OF         INCREASE
        COMMODITIES             MAY, 2001 (1)            MAY, 2002 (1)         MEASUREMENT          (2)
        -----------                  --------            -------------         -----------          ---

AGRICULTURE
   Wheat                            126                     385                  $/ton               205%
   Corn                              75                     250                  $/ton               234%
   Sunflower                        155                     500                  $/ton               223%
   Soybean                          143                     480                  $/ton               236%

BEEF-CATTLE                        0.830                   1.269                 $/kg.                53%

MILK                               0.193                   0.215                 $/l.                 11%


COSTS

                                       PRE DEVALUATION    POST DEVALUATION         UNIT OF         INCREASE
            COMMODITIES                 MAY, 2001 (1)       MAY, 2002 (1)        MEASUREMENT          (2)
            -----------                 -------------       -------------        -----------          ---
AGRICULTURE

SEEDS
   Sunflower Seeds                            50                134                $/bol               168%
   Corn Seeds                                 63                173                $/bol               174%
 AGROCHEMICALS
   Round up                                    3                 11                $/lts.              268%
   Cypermetrina 25%                            8                 23                $/lts.              188%
FERTILIZERS
   PDA                                       320                954                $/ton               198%
   Urea                                      250                656                $/ton               162%
TILLAGE
   Farming                                    53                 77                $/Ha,                46%
OTHERS
   Diesel oil                                0,5                0,7                $/lts.               40%
   Labor                                   270,0              270,0           $/month/person             0%
   Taxes                                     2,1                2,1                $/Ha.                 0%
   Office rent                             3.900              3.900                $/month               0%
   Agriculture freight (300 km.)           15,28               23,8                $/ton                56%
BEEF CATTLE
   Beef cattle freight                       0,8                1,4                $/km.                75%
   Veterinary products- Dectomax
   (500 cc.)                                  89                128                $/l.                 44%
   Veterinary products- Fenomax               60                 68                $/l.                 14%
   Taxes                                     2,1                2,1                $/Ha.                 0%
   Labor                                   270,0              270,0           $/month/person             0%

Source:  Granar, Margenes Agropecuarios and Cresud

Note:    (1) Nominal prices
         (2) These variations include the inflation (32%) and exchange rates changes effects on product and input prices.

PRODUCT PROSPECTS

CROPS

WHEAT

There are signs of a significant drop in production by the main exporting countries and China in the 2002/03 season, in the fifth year of stagnation of worldwide production, after the production record of 610 million tons in the 1997/98 season. The latest USDA estimate forecasted 572 million tons. Subsequent official estimates in Canada and Australia have cut back harvest forecasts by 6 million tons on the figure forecasted by the abovementioned agency.

The 1995/96 season was the second consecutive season of bad harvests worldwide, but also the end of a period of production stagnation which began with the production record in 1990/91 of 588 million tons. Although there was a severe drought in North America in the 1988/89 season, production of the remaining leading exporters was also affected, as a result of the end of a period of high stocks in the USA and Europe.

Worldwide wheat trade has not grown in the last 25 years, and remains at barely above 100 million tons. The USDA estimates that worldwide stocks will fall to 138 million tons, a level similar to that recorded at the end of the 88/89 and 95/96 seasons. However, as worldwide consumption has increased by approximately 70 million tons, the stock/consumption ratio has been estimated at 23.3%, compared to 25.5% and 26.7% in the previous seasons.


CORN

The worldwide supply and demand for corn is basically defined by the results of the harvest in the USA. During the 02/03 season, drought has caused a severe production decline, similar to that which took place in the 95/96 and 88/89 seasons.

Worldwide corn production was estimated at 586.5 million tons, lower than the
593.5 million tons produced in the previous season and the record of 607 million tons in the 99/00 season. US production was estimated by the USDA at 225 million tons, with an annual reduction of 16 million tons. Recent estimates from private sources forecast a further drop in harvest estimates.

During the 95/96 season, worldwide production fell by 46 million tons, to 515 million tons, and US production decreased by 69 million tons, to 187 million tons, in both cases immediately after having achieved a production record in the previous season. Worldwide production in the 88/89 season decreased by 50 million tons to 400 million, due to the decline of 56 million tons in US production, to 1,125 million tons.

The decline in production has not been as significant as in previous drought periods. Current stock levels, however, are significantly lower than those recorded in previous periods, therefore final stocks are expected to be significantly lower as a result of the estimated demand. Final stocks of 93 million tons are forecasted, compared to 120 million tons in the 95/96 season and 147 million tons in the 88/89 season. The stock/consumption ratio would be reduced to 14.8%, lower than the 22.1% and 32.5% recorded in previous drought periods.

Worldwide corn trade has also stagnated since the 90's, being significantly lower than the levels recorded in the `80s, when sales from the USA to the former Soviet Union predominated. The internal US market and exports of corn-fed beef cattle have developed significantly.

In this market segment there is the greatest fear that price increases may significantly affect demand, as there are signs of reduction of beef production plans due to the increase in costs within the USA, which could also take place in Asian countries.


SOYBEAN

A marginal drop in worldwide soybean production is expected with respect to the previous year, to 183 million tons. A slight increase could be recorded as estimates referred to the US harvest may increase in the next USDA report. A significant increase in the harvest in South America has been forecasted, which would offset the drop in the USA.

In the 95/96 season there was a decline of 13.5 million tons in worldwide soybean production, to 124 million tons, mainly in the USA (-9) and China (-3), and a marginal drop in South America (-1.5). In the 88/89 season the worldwide production decreased by 7.4 million tons, to 96 million tons, as a result of a drop of 10 million tons in the USA and 3.4 million tons in Argentina (in both cases caused by drought), partially offset by an increase of 5.6 million tons in Brazil.

Unlike crops, there has been an almost threefold increase in worldwide soybean trade since the 80's. A trade volume of 61 million tons has been estimated compared to 32 million tons in the 95/96 season and 23 million tons in the 88/89 season. This would increase the price sensitivity to a reduction in available supply.

However, with demand estimated by USDA at 190 million tons, stocks would fall by 7 million tons, to 23 million tons, still higher than the 17.5 and 17.9 million tons recorded in the 95/96 and 88/89 seasons. The stock/consumption ratio would fall to a historical low of 12%, compared with 13.5% and 18.3% recorded in the previous two drought periods.

SUNFLOWER

There is a drop in global production of vegetable oils, especially in rapeseed and sunflower oils, and a slight decrease in palm oil.

Soybean oil stocks have decreased during the year, which has contributed to increasing the volatility of the oil market. All these factors have contributed to increasing the premium on sunflower oil over soybean oil by 50%.

An increase in the sowing intention (15%) is observed locally, which will result in an approximate production of 3.8 millions tons. The fall in production, together with bad weather conditions in the European and Canadian producing areas could cause an increase in prices for the year 2003.

BEEF CATTLE

The most relevant matters in this segment were the overcoming of foot-and-mouth disease and the reestablishing of exports to the European Union and other markets.

The reestablishing of exports as a result of the control of foot-and-mouth disease and the devaluation of the peso have created favorable conditions for beef cattle exports, permitting reopening of meat packing plants and the reincorporation of personnel. This is reflected on the market, where the prices of heavy animals for export have risen higher than the rest.

Beef cattle prices have increased since January, both for producers and consumers, up from the floor reached in December, at the end of a year affected by foot-and-mouth disease. The increase in these prices is mainly due to three factors: a decrease in supply, an increase in exports and the effects of inflation.

The analysts of this segment are optimistic with respect to the evolution of this sector, as a result of the strengthening of the export market, which contributes to improving the integration of the animal, and a firm domestic market which, in the midst of a crisis was reluctant to increasing prices.


MILK

Argentina is suffering a slowdown in annual production levels. A decline in production is expected for 2002 due to several factors: adverse weather conditions in the first months of the year, less feed supplements due to higher crops prices, the shut down of dairy farms due to the competition of agriculture and the high soybean margin. According to the Livestock division of the SAGPyA, primary milk production for 2002 will be 7% lower than the levels recorded in fiscal 2001. During the current year, the Government set a base price of $0.20 per liter for March to defend the producers' interests. There has been a price increase on the market due to the winter bonus and milk shortfall.

SUMMARY OF OPERATIONS

CROPS PRODUCTION

During the last season, the total sown area covered 43,777 hectares, of which 42% corresponded to own farmland and 58% to leased farmland.

                                   AGRICULTURE
                                    SOWN AREA

                                [GRAPHIC OMITTED]

The increase in sown area was attributable to the larger area available for agricultural activities in own farmland and a larger area leased from third parties.

The strategy to focus on low risk crops created a diversity of products basically made up of soybean, corn, wheat and sunflower and, in a lesser scale, sorghum. Agreements for the production of seeds in farms with irrigation technology were subscribed, a business that generates significant return due to the high value of products.

Total production per product was as follows:

TOTAL PRODUCTION PER PRODUCT (IN TONS)

-----------------------------------------------------------------------------------------------
               2001/02   2000/01      1999/00     1998/99      1997/98      1996/97     1995/96
-----------------------------------------------------------------------------------------------
Wheat           28,051     9,835       26,283      34,474       36,573       21,944       6,066
Corn            63,175    44,161       81,343      39,880       77,671       21,921      10,420
Sunflower        4,122     5,080       19,413      26,396       21,393       15,065       6,107
Soybean         43,335    41,437       31,704      30,199       47,917        7,773       6,949
Peanut                                              1,990        5,940
Cotton                                              2,866        1,478
Bean                                                               476
Others          3,795      1,246        1,249         558        4,663        2,751          15
-----------------------------------------------------------------------------------------------
TOTAL         142,478    101,759      159,992     136,363      196,111       69,454      29,557
-----------------------------------------------------------------------------------------------

Yields of wheat were slightly below than those obtained in the previous year, since a higher percentage of the sown area was concentrated in Cordoba, where the unit yield is lower than that obtained in the South East of Buenos Aires. Yields of corn and soybean, our main crops, were optimal as a result of the good weather conditions in the producing areas.

YIELDS (TONS/HA)

                2002    2001    2000    1999

Wheat           3.18    3.59    3.25    2.77
Corn            4.78    4.61    5.97    4.61
Sunflower       2.03    2.64    1.67    1.44
Soybean         2.37    2.02    2.34    2.09
--------------------------------------------

                  BEEF CATTLE PRODUCTION

As of June 2002, the cattle stock of the Company was 79,358 heads, with a total of 153,435 hectares used for this activity.

Beef cattle production was 10,493 tons, which represented a 17.5% decrease over the previous year mainly due to a 15% reduction in average stock.

BEEF CATTLE PRODUCTION
--------------------------------------------
                 2001/02   2000/01   1999/00
--------------------------------------------
Total Tons       10,493     12,725    12,903
Average stock    93,380    109,982   120,898
Kilos/head        112.4      115.7     106.7
--------------------------------------------

A significant percentage of cattle was finished in the feed lot in Villa Mercedes, in the Province of San Luis. The categories that are generally finished with crop are grass-rebred steers with a weight not exceeding 300 kg and part of the calves, which are transformed into small ball calves through this process, providing significant profit margins.

The breeding herd reproduction rate, which improved year after year, recorded satisfactory efficiency levels. The work on genetics and handling of herds is expected to result in improvements in the coming years.


                  MILK PRODUCTION

Milk production was 3.9% lower than in the previous year due to a drop in milk production per cow as a result of changes in the feeding system.

La Adela dairy farm was shut down in December; part of the stock was sold and another part was sent to the La Juanita dairy farm to increase the scale of this production unit. Unlike La Adela dairy farm, where most of the production based on crop feeding, production at La Juanita dairy farm is mostly based on pasture feeding. Although this feeding system affects individual milk production per cow, it generates lower costs and provides higher milk margins than crop feeding systems.

MILK PRODUCTION

-------------------------------------------------------------------------------
                                  2001/02          2000/01          1999/00
-------------------------------------------------------------------------------
Liters/day/cow                     216.26          118.56            19.72
Milking cows                       1,143            1,135            1,519
Liters                           6,783,286        7,057,548        10,933,087
-------------------------------------------------------------------------------

                  LEASE OF LAND

During the year 25,306 hectares were leased for agricultural activities, most of them at a fixed price prior to harvest. Only a small percentage of the leasing was agreed at a production percentage.


                  INTERNET

In January 2002, Futuros y Opciones.com S.A., one of the leading sites for the agricultural sector, of which Cresud owns a 70% equity interest, entered into an agreement with Agropuerto S.A. to develop a consultancy and agricultural services division.

This site is recognized as one of the leading websites for the agricultural sector. During the year a significant increase in the number of visitors and a large amount of customers were recorded.


FEED LOT

The Feed lot maintained its large installed capacity with satisfactory occupation levels in spite of the economic crisis in Argentina, which also affected Cactus Argentina. 114,000 own and third party heads of cattle were fattened during the year.

Cactus is recognized for its reliability and market scale, being currently one of the leaders of the segment in Argentina. Crop feeding production has been widely accepted by the market, which pays a price plus rewarding the product homogeneity and tenderness.

During the year Cactus Argentina S.A. was able to settle its liabilities. In addition, its shareholders made capital contributions to ensure a permanent stock of 4,000 heads of fattening cattle, ensuring an occupation floor for the establishment.

DISCUSSION OF RESULTS

Since the balance sheet was adjusted for inflation and restated at June 30, 2002, some of the amounts shown in this annual report are not comparable with those presented in previous reports. The analysis of results will be based on amounts restated into year-end currency.

The result for the year was a net loss of $ 39,556,328 compared to a net income amounting to $ 7,497,929 recorded in the previous year.

Holding results and the results of the related companies were the main factors giving rise to this loss.

Net sales totaled $ 71,451,371, 4.4% higher than those for the previous year. Higher agricultural sales volumes contributed to offsetting lower sales by the remaining segments.

The operating result was $ 12,781,341 compared to $ 1,685,014 recorded in the previous year. This increase was due to higher income provided by the sale of fixed assets and improved operating performance as a result of the positive impact of the devaluation on agricultural margins.



CROPS

This segment recorded income amounting to $ 29,340,687, compared to $ 10,327,263 registered in fiscal 2001. The 40% increase in total production as a result of a larger sown area and the positive impact of the devaluation on agricultural profit margins, had an influence on this result.

Sales totaled $ 43,193,585, 14.9% higher than those for fiscal 2001; the cost of sales amounted to $ 13,852,898, 49.2% lower than those for the previous year. The lower increase in costs with respect to sales, generated an increase in the sales margin. The volume of crop sales totaled 120,623 tons, 30% lower than crop sales for the previous year, with a unit price 64.4% higher.

The average price per ton sold amounted to $ 358, compared with $ 218 obtained in the previous year. The increase in prices was due to the impact of the devaluation, since the FAS value of crops in dollars was maintained with respect to that for the previous year.

AVERAGE SALE PRICES ($/TON)

-------------------------------------
               2002    2001   2002/01
-------------------------------------
Wheat           321     220       46%
Corn            254     153       66%
Soybean         389     322       21%
Sunflower oil   626     279      124%
-------------------------------------

SALE OF CROPS IN TONS

-----------------------------------------
                2002      2001      VAR%
-----------------------------------------
Wheat           26,101    22,879     14%
Corn            41,139    95,263    -57%
Soybean         47,629    30,720     55%
Sunflower        2,156    18,168    -88%
Peanut             -         -
Bean               -         -
Others           3,599     5,570    -35%
-----------------------------------------
Total          120,624   172,600    -30%
-----------------------------------------


BEEF CATTLE

The beef cattle segment recorded gross profit amounting to $ 4,301,466, compared with $ 4,401,121 recorded in the previous year.

Sales totaled $ 24,581,122, 5.9% lower than those recorded in 2001; the cost of sales decreased by 6.6% with respect to the previous period.

Lower average sales price had an effect on lower sales volumes, which decreased by 8.6% with respect to the previous year, as the sales volume increased by 4.2% with respect to the same period.

During fiscal year 2002, 18,200 tons were sold at an average price of $ 1.35 per kilogram, while in fiscal 2001 sales totaled 17,455 tons at an average price of $ 1.50 per kilogram. Beef cattle prices remained low during the first half of the year, and did not show signs of recovery until the second half of the year, once the foot-and-mouth disease had been overcome and the main international export markets had been reopened.

BEEF CATTLE SALES
---------------------------------------------------------------
                     2002            2001             VARIATION
---------------------------------------------------------------
Tons                18,200          17,455                4.3%
$/kg                  1.35            1.50                  -
---------------------------------------------------------------

Direct production cost was 0.51 $/ton, 5.2% lower than that for the previous year, during which the production processes had already been significantly adjusted.

DIRECT COST OF PRODUCTION
----------------------------------------
                2002    2001    2001/00
----------------------------------------
$/kg            0.51    0.54     -5.2%
----------------------------------------

The sales margin was 17%, similar to that recorded in 2001.

MILK

The milk segment recorded a loss of $ 1,160,630, compared to an income of $ 309,557 recorded in the previous year.

Milk sales decreased by 13.6% compared to fiscal 2001 as a result of a 3.9% reduction in milk production caused by a drop in production per cow due to a change in the feeding system, and a 10.2% decrease in the average price per liter sold.

MILK SALE

---------------------------------------------------------------
                        2002            2001            2002/01
---------------------------------------------------------------
Thousand of liters      6,785           7,058            -3.9%
$/liter                 0.296           0.330           -10.2%
---------------------------------------------------------------

Milk prices remained low during most part of the year, and started to recover in March 2002, when the government set a base price of $ 0.20 per liter.

The direct cost per liter of milk was 0.18 $/liter, compared with a cost of
0.214 $/liter in fiscal 2001.


SELLING EXPENSES

Selling expenses amounted to $ 8,705,718, of which $ 6,386,716 corresponded to agriculture, $ 1,462,448 to livestock and $ 856,554 to other businesses.

Selling expenses corresponding to livestock reached 5.9% and those corresponding to agriculture totaled 14.8%, compared with 6.5% and 17.5% recorded during the previous year.


ADMINISTRATIVE EXPENSES

Administrative expenses amounted to $ 7,450,581, 0.8% lower than those for the previous year. The most significant savings corresponded to fees and general office expenses.


RESULT FROM SALES OF FIXED ASSETS

The result from sales of fixed assets amounted to $ 14,783,010, as a result of the sale of El Coro farm, covering 10,231 hectares in Villa Maria del Rio Seco, Province of Cordoba, El Silencio farm, covering 397 hectares in Rojas, Province of Buenos Aires, and La Sofia farm, covering 6,149 hectares in Rio Cuarto, Province of Cordoba.

El Silencio farm covering 397 hectares located in Rojas, Province of Buenos Aires, was sold at $ 1.03 million, providing net income amounting to $ 0.20 million.

El Coro farm was sold in four plots, generating a net income of $ 3.03 million.

During the last quarter La Sofia farm covering 6,149 hectares in Rio Cuarto, Province of Cordoba, was sold. The sale was agreed at US$ 10 million, generating net income of $ 11.5 million.

HOLDING RESULT

The accumulated holding loss during the current year amounted to $ 17,452,822, of which $ 16,205,313 corresponded to beef cattle holding loss and $ 1,861,339 to the loss generated by milking cattle. Crops provided holding profits amounting to $ 671,586.

The loss from inventory holding was due to a decrease in real prices. Although nominal cattle prices have significantly increased, the increase was lower than that of inflation.



                             LINIERS AVERAGE PRICE

                                [GRAPHIC OMITTED]



OPERATING RESULT

The operating income for fiscal 2002 amounted to $ 12,781,341, compared to operating income of $ 1,685,014 recorded in the previous year.

FINANCIAL RESULTS

A financial loss of $ 7,547,641 was recorded as a result of operations involving bons and shares. The decrease in the book value of IRSA's shares had a significant impact on that result. The result of generated by inflation, which was a loss of $ 4.78 million, and the gain provided by exchange differences amounting to $ 0.94 million were included in this result.

RESULT OF INVESTMENT IN RELATED COMPANIES

The losses recorded by the related Companies in fiscal 2002 totaled $ 37,583,824, compared to a loss of $ 284,081 in year 2001. Of the loss recorded in 2002, $ 38.2 million corresponded to the results generated by IRSA.

As part of investment diversification strategy, in fiscal 2001 Cresud decided to invest part of its current liquidity in the Buenos Aires Stock Exchange through the acquisition of shares in IRSA. This investment was adversely affected by the situation of the Argentine market.

At the time of deciding the purchase, IRSA's shares were being listed at a significant discount with respect to their book value and NAV, as their quotation had decreased by 55% compared to their highest quotation in 2000 and the leading investment bank analysts recommended their purchase.

The changes in the Argentine economy which had an impact on the financial markets changed the original strategy in connection with this investment, so that the Board of Directors decided to consider the investment in IRSA as a long-term investment. Due to the change in valuation criteria, as from April the investment is being valued by the equity method of accounting. The difference between the Company's realization value and the book value generated a goodwill amounting to $ 13.6 million, which was recorded as a liability and is being amortized over 20 years.

In the last quarter of fiscal 2002 IRSA recorded a net loss of $192 million, mostly accounted for by the negative impact of the devaluation on its debt denominated in U.S. dollars.


RESULT FOR THE YEAR

The net loss for fiscal 2002 amounted to $ 39,556,328, compared to a net income of $7,497,929 recorded in 2001.

PROSPECTS FOR THE NEXT FISCAL YEAR

The new economic conditions in Argentina place the agricultural sector and our company in a highly favorable position to take advantage of new opportunities. We will continue with our strategy on complementation of agricultural explotation in own farmlands and in third party farmlands, provided that the return on the investment in this activity reaches the minimum acceptable levels set for this business. To date the leased area is 15,000 hectares.

Due to the effects of the devaluation on beef cattle exports, the outlook for this activity is very attractive. As an increase in the price of cattle-raising assets denominated in dollars is expected to be recorded, we will focus on obtaining maximum productivity and on increasing our production level.

We are working intensively on the development of an agricultural services business segment, including providing of financing to agricultural producers, production of specialties and seeds for the leading seed producers and exporters.

We will continue with our cost reduction strategy adopted in 1998, placing emphasis on the administrative area, so as to further improve our short-term competitiveness. Some of the measures to be implemented include providing of new services to third parties and redesigning the current administrative structure.

In Cactus Argentina, which during the year fattened 114,000 heads of cattle and consolidated as a feed lot market leader, we plan to sign agreements with producers and meat packers to leverage the business and guarantee satisfactory occupation levels.

In the commercial area, agreements with exporter meat packers are being signed to slaughter our own cattle and export for account and on behalf of third parties. We plan to obtain authorization to operate as a slaughterhouse in the short term.

Futuros y Opciones.com S.A., our Internet company, plans to reach break-even during this year. The objective is to finally consolidate the e-commerce business that has significantly grown during the year, and to add new services for the agricultural community through our alliance with Agropuerto.

Without doubt the agricultural sector has been one of the segments that benefited most from the new economic measures in Argentina, and the outlook is very attractive. In this context of high liquidity, lack of credit lines and strong depreciation of asset prices in dollars, new opportunities will arise on which we will capitalize.

BOARD OF DIRECTORS

The Board of Directors, which is responsible for our Company's management, is made up of eight directors and five alternate directors, each of whom is appointed by our shareholders at an ordinary meeting, to hold office for a term of three years. Only one third of the Board will be renewed yearly. Full and alternate directors can be reelected to hold office unlimitedly.

Our current Board of Directors was designated by the Shareholders' meeting held in October 2000 for terms of office expiring in fiscal year 2002, 2003 and 2004. One of the directors appointed at that meeting has resigned. On May 31, 2002 our Board of Directors accepted the resignation of Enrique A. Antonini. At the date of issue of these financial statements, Mr. Antonini has not yet been replaced. The following table shows the current members of the Board of Directors.


                                                                       Year in which                    Current
                                                                        office was                     position,
           Name              Date of birth          Position               taken      End of office      since
--------------------------------------------------------------------------------------------------------------------
Eduardo S. Elsztain           01/26/1960       Chairman                    1999            2002           1994
M. Marcelo Mindlin            01/19/1964       First vice-chairman         1999            2002           1994
Saul Zang                     12/30/1945       Second vice-chairman        1999            2002           1994
Ernesto M. Vines              05/02/1944       Director                    2000            2003           1994
Gary S. Gladstein             07/07/1944       Director                    2001            2004           1994
Alejandro G. Elsztain         03/31/1966       Director                    2001            2004           1994
Clarisa D. Lifsic             07/28/1962       Director                    2001            2004           1994
Salvador D. Bergel            04/17/1932       Alternate Director          1999            2002           1996
Juan C. Quintana Teran        06/11/1937       Alternate Director          1999            2002           1994
Jorge O. Fernandez            01/08/1939       Alternate Director          2000            2003           1997
Gaston A. Lernoud             06/04/1968       Alternate Director          1999            2002           1999

The directors Eduardo S. Elsztain, M. Marcelo Mindlin, Saul Zang, Ernesto M. Vines, Alejandro G. Elsztain, Salvador D. Bergel, Juan C. Quintana Teran and Gaston A. Lernoud do not qualify as independent directors. The remaining directors qualify as independent within the terms of Resolution No. 340 issued by the Argentine Securities and Exchange Commission. The legal address of the Board of Cresud S.A.C.I.F. y A. is Av. Hipolito Irigoyen 440, 3rd floor, (C1066AAB) Buenos Aires, Argentina.

A brief biographic description of each Board member is as follows:


     EDUARDO S. ELSZTAIN. Mr. Elsztain studied Economic Sciences at the University of Buenos Aires. He has been carrying out activities in the Real Estate sector for more than twenty years. He has founded Dolphin Fund Management. He is the Chairman of the Board of IRSA, APSA, Shopping Alto Palermo S.A. and Dolphin Fund Management; he is vice-president of the Board of Banco Hipotecario. Eduardo S. Elsztain is the brother of our director Alejandro G. Elsztain.

     M. MARCELO MINDLIN. Mr. Mindlin has a degree in Economic Sciences from the University of Buenos Aires and a Master Degree in Business Administration from the Center of Macroeconomic Studies of Buenos Aires. Mr. Mindlin is the First Vice-chairman of the Board of Directors of IRSA, APSA and Dolphin Fund Management, and the director of Banco Hipotecario.

     SAUL ZANG. Mr. Zang is a lawyer graduated from the University of Buenos Aires. He has been a founding member of the law firm Zang, Bergel & Vines. He is also Second Vice-Chairman of the Board of Directors of IRSA and Vice-Chairman of the Board of Directors of Puerto Retiro and Fibesa; director of APSA, Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A., and alternate director of Shopping Alto Palermo S.A.

     GARY S. GLADSTEIN. Mr. Gladstein graduated as a Public Certified Accountant from the University of Connecticut and concluded his postgraduate studies at the University of Columbia. He is Senior Executive at Soros Fund Management LLC.

     ALEJANDRO G. ELSZTAIN. Mr. Elsztain is an agricultural engineer graduated from the University of Buenos Aires. He is Chairman of Inversiones Ganaderas S.A. Moreover, Mr. Elsztain is a member of the Board of Directors of IRSA and APSA. Mr. Alejandro Elsztain is the brother of our Chairman Eduardo S. Elsztain.

     CLARISA D. LIFSIC. Mrs. Lifsic is a graduate in Economic Sciences from the University of Buenos Aires and she obtained a Master Degree in Sciences with management expertise at Massachusetts Institute of Technology. She has also held offices on research and financial analysis areas in the private sector since 1987. She is an executive officer at Dolphin Fund Management and a director of Banco Hipotecario S.A.

     ERNESTO M. VINES. Mr. Vines is a lawyer graduated from the University of Buenos Aires. He is a founding partner of the law firm Zang, Bergel & Vines and legal advisor of Banco Hipotecario. He is also a member of the Board of Directors of IRSA and an alternate director of APSA.

     JUAN C. QUINTANA TERAN. Mr. Quintana Teran is a lawyer graduated from the University of Buenos Aires. He is also a legal advisor of the law firm Zang, Bergel & Vines. He has been President and Judge of the Honorable National Court of Appeals in Commercial Matters of the City of Buenos Aires. He is an alternate director of APSA.

     SALVADOR D. BERGEL. Mr. Bergel is a lawyer graduated from the National University of the Litoral and Doctor in social and legal sciences. He is a founding member of Zang, Bergel & Vines and legal advisor of Repsol YPF S.A. He is also an alternate director of APSA.

     JORGE OSCAR FERNANDEZ. Mr. Fernandez graduated from the University of Buenos Aires in Economic Sciences. He has carried out commercial activities as General Accountant for Banco del Este, Administrative Officer, Director and Second Vice-President for Banco Rio de la Plata. He was also a member of the Board of Directors of various companies: Banelco, La Patagonia, Cia Previsional Rio Citi, Siembra AFJP, Siembra Cia de Seguros, Rio Valores, Sur Seguros, Inter Rio Holdings Establishment, Banco Rio and Sur Seguros. He is also a member of ADEBA (Argentine Banking Association).

     GASTON ARMANDO LERNOUD. Mr. Lernoud graduated as a lawyer from Universidad de El Salvador, Buenos Aires, in 1992. He obtained a Master degree in Corporate Law in 1996 from the University of Palermo, Buenos Aires. He was a senior associated member of Zang, Bergel & Vines until June 2002, when he formed part of APSA's team of lawyers.

Name of the Company:                  CRESUD SOCIEDAD ANONIMA
                                      COMERCIAL, INMOBILIARIA,
                                      FINANCIERA Y AGROPECUARIA

Legal Address:                        Avda.Hipolito Yrigoyen 440, 3rd Floor,
                                      Ciudad Autonoma de Buenos Aires

Principal Activity:                   Agriculture and livestock and real-estate


              Financial statements for the year ended June 30, 2002
    presented in comparative form with the 2001 year stated in pesos (Note 2)
                  Financial year No. 67 started on July 1, 2001


            DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE


Of the by-laws:                       February 19,1937

Of the latest amendment:              June 2, 1997

Duration of the Company:              June 6, 2082


Information on controlled companies in Note 3.f.1

================================================================================
                            CAPITAL STATUS ( Note 4 )
--------------------------------------------------------------------------------
                                     SHARES
--------------------------------------------------------------------------------
                                   Authorized       Subscribed        Paid-in
            Type of stock             pesos           pesos            pesos
--------------------------------------------------------------------------------
Ordinary certified shares of
$1 face value and 1 vote each      124,284,392     124,284,392      124,284,392
================================================================================

                            CRESUD SOCIEDAD ANONIMA
      COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
              CONSOLIDATED BALANCE SHEET AT JUNE 30, 2002 AND 2001


=============================================================================================
                                                      June 30, 2002         June 30, 2001
                                                  (Notes 1, 2, 3 and 4) (Notes 1, 2, 3 and 4)
                                                          Pesos                 Pesos
                                                  --------------------- ---------------------
ASSETS
CURRENT ASSETS
  Cash and banks (Note 5.a.)                            39,473,338             3,696,692
  Investments (Note 5.b.)                                   84,100           111,591,719
  Trade accounts receivable (Note 5.c.)                 17,038,986            10,440,669
  Other receivables and prepaid expenses (Note 5.d.)     7,520,271            25,394,827
  Inventories (Note 5.e.)                               34,011,938            26,081,114
                                                  --------------------- ---------------------
TOTAL CURRENT ASSETS                                    98,128,633           177,205,021
                                                  --------------------- ---------------------

NON-CURRENT ASSETS
  Other receivables and prepaid expenses (Note 5.d.)     2,202,097             3,622,185
  Inventories (Note 5.e.)                               26,188,183            48,737,064
  Investments (Note 5.b.)                              107,483,607            15,873,859
  Fixed assets, net (Schedule A)                       114,166,943           150,902,637
  Intangible assets (Schedule B)                         2,511,292             3,517,166
                                                  --------------------- ---------------------
TOTAL NON-CURRENT ASSETS                               252,552,122           222,652,911
                                                  --------------------- ---------------------
TOTAL ASSETS                                           350,680,755           399,857,932
                                                  --------------------- ---------------------

LIABILITIES
CURRENT LIABILITIES
  Trade accounts payable (Note 5.f.)                    12,341,364            14,625,436
  Notes payable                                                -                  97,770
  Bank loans (Note 5.g.)                                 6,649,068            26,607,834
  Salaries and social security payable (Note 5.h.)         828,805               571,211
  Taxes payable (note 5.i.)                              6,351,121               445,426
  Other (Note 5.j.)                                      6,391,915             5,656,074
                                                  --------------------- ---------------------
TOTAL CURRENT LIABILITIES                               32,562,273            48,003,751
                                                  --------------------- ---------------------

NON-CURRENT LIABILITIES
  Trade accounts payables (Note 5.f.)                          -                 487,694
  Other (Note 5.j.)                                     12,974,361                   -
                                                  --------------------- ---------------------
TOTAL NON-CURRENT LIABILITIES                           12,974,361               487,694
                                                  --------------------- ---------------------
SUBTOTAL                                                45,536,634            48,491,445
                                                  --------------------- ---------------------
Minority interest                                          383,503               475,156
                                                  --------------------- ---------------------
SHAREHOLDERS' EQUITY                                   304,760,618           350,891,331
                                                  --------------------- ---------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             350,680,755           399,857,932
                                                  --------------------- ---------------------
=============================================================================================

The accompanying notes are an integral part of these complementary information.

                             CRESUD SOCIEDAD ANONIMA
       COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                   For the years ended June 30, 2002 and 2001

=============================================================================================
                                                      June 30, 2002         June 30, 2001
                                                  (Notes 1, 2, 3 and 4) (Notes 1, 2, 3 and 4)
                                                          Pesos                 Pesos
                                                  --------------------- ---------------------
Sales
  Crops                                                 43,193,585           37,588,101
  Beef cattle                                           24,581,122           26,115,044
  Milk                                                   2,010,515            2,327,798
  Others                                                 1,666,149            2,430,875
                                                  --------------------- ---------------------
                                                        71,451,371           68,461,818
Less: Gross sales tax                                     (650,552)            (423,078)
                                                  --------------------- ---------------------
    Total Net Sales                                     70,800,819           68,038,740
                                                  --------------------- ---------------------
Cost of sales (Schedule F)
  Crops                                                (13,852,898)         (27,260,838)
  Beef cattle                                          (20,279,656)         (21,713,923)
  Milk                                                  (3,171,145)          (2,018,241)
  Others                                                (1,889,666)          (2,118,981)
                                                  --------------------- ---------------------
    Total cost of sales                                (39,193,365)         (53,111,983)
                                                  --------------------- ---------------------
Gross income                                            31,607,454           14,926,757
                                                  --------------------- ---------------------
Selling expenses (Schedule H)                           (8,705,718)          (9,590,017)
                                                  --------------------- ---------------------
Administrative expenses (Schedule H)                    (7,450,581)          (7,511,464)
                                                  --------------------- ---------------------
Gain from fixed assets sales                            14,783,008            5,185,654
                                                  --------------------- ---------------------
Loss from inventory holdings (Schedule F)              (17,452,822)          (1,325,916)
                                                  --------------------- ---------------------
  Operating income                                      12,781,341            1,685,014
Financial results (Note 5.k.)
  Financial (loss) gain generated by assets            (13,390,523)          12,194,295
  Financial gain (loss) generated by liabilities         5,842,882           (1,163,936)
Other expenses, net:
  Donations                                                    -               (374,897)
  Others                                                    63,066              (64,990)
Loss from related companies                            (37,583,824)            (284,081)
Management fees                                                -               (833,104)
                                                  --------------------- ---------------------
(LOSS) INCOME BEFORE INCOME TAX                        (32,287,058)          11,158,301
Income tax expense                                      (7,579,886)          (4,014,295)
Minority interest                                          310,616              353,923
                                                  --------------------- ---------------------
NET (LOSS) INCOME FOR THE YEAR                         (39,556,328)           7,497,929
=============================================================================================

The accompanying notes are an integral part of these complementary information.

                             CRESUD SOCIEDAD ANONIMA
       COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                   For the years ended June 30, 2002 and 2001


========================================================================================================
                                                                 June 30, 2002         June 30, 2001
                                                             (Notes 1, 2, 3 and 4) (Notes 1, 2, 3 and 4)
                                                                     Pesos                 Pesos
                                                             --------------------- ---------------------
CHANGES IN FUNDS
  Funds at the beginning of the year                                 15,058,164(1)         53,750,176
  Increase in funds                                                  24,499,274            61,538,235
                                                             --------------------- ---------------------
  Funds at the end of the year                                       39,557,438           115,288,411
                                                             --------------------- ---------------------
CAUSES OF CHANGES IN FUNDS
SOURCES OF FUNDS
  (Loss) income for the year                                        (39,556,328)            7,497,929
  Plus: Items not involving outlays of funds
    Increase in defaulting debtors provision                            232,324               127,101
    Fixed assets depreciation                                         3,117,387             3,195,705
    Net book value of fixed assets sold                              34,906,804            12,706,786
    Accruals for interests and other                                  3,316,220             3,228,106
    Income Tax                                                        7,579,886             4,014,295
    Accruals for bank loan interests                                    200,766               413,102
    Decrease in non-current investments                                  56,817                52,751
    Intangible assets amortization                                      418,557               104,639
    Loss from related companies                                      37,583,824               284,081
    Loss from inventory holdings                                     17,452,822             1,325,916
    Holding results from non-current
    investments included in
    funds at the beginning of the year                                3,779,909                   -
  Less: Items not involving inflows of funds
    Interest accrued-other receivables                                 (108,943)             (231,144)
    Minority interest                                                   (91,653)              358,962
                                                             --------------------- ---------------------
Funds originated by operations                                       68,888,392            33,078,229
                                                             --------------------- ---------------------
Other sources
  Decrease (increase) in other receivables and prepaid expenses      10,442,069            (7,797,674)
  Decrease in other non-current receivables and prepaid expenses      1,420,088             6,161,395
  Increase (decrease) in taxes payable                                5,905,695               (33,259)
  Increase in salaries and social security payable                      257,594                65,113
  Subscription of treasury stock                                          3,486                   -
  Subscription of Stock Option Plan                                     545,160                   -
                                                             --------------------- ---------------------
TOTAL OTHER SOURCES (FUNDS APPLIED)                                  18,574,092            (1,604,425)
                                                             --------------------- ---------------------
APPLICATIONS OF FUNDS
  Increase in trade accounts receivable                              (6,830,641)           (5,922,357)
  (Increase) decrease of inventories, net                            (2,834,766)           11,021,462
  (Increase) decrease in non current investment                     (18,757,856)              276,042
  Purchase of fixed assets                                           (1,288,497)           (4,080,531)
  Increase of intangible assets                                             -                (939,861)
  (Decrease) increase in trade payables                              (2,284,072)            5,797,992
  Decrease in notes payable                                             (97,770)                  -
  (Decrease) increase of bank loans                                 (20,159,532)           26,194,732
  (Decrease) Increase in other liabilities                           (3,099,351)              214,681
  (Decrease) Increase in non-currrent trade accounts payable           (487,694)               18,398
  Payment of cash dividends                                          (7,123,031)           (2,516,127)
                                                             --------------------- ---------------------
TOTAL (FUNDS APPLIED) SOURCES OF FUNDS                              (62,963,210)           30,064,431
                                                             --------------------- ---------------------
TOTAL SOURCES OF FUNDS                                               87,462,484            31,473,804
                                                             --------------------- ---------------------
INCREASE IN FUNDS                                                    24,499,274            61,538,235
========================================================================================================

The accompanying notes and schedules are an integral part of these complementary information

(1) Net of convertion of current investments (funds at the beginning of the year) into non-current investments for Ps. 100,230,247.

                            CRESUD SOCIEDAD ANONIMA,
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  For the years ended on June 30, 2002 and 2001


NOTE 1: ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

                  Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, as has access to bank financing.

                  As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on external debt .

                         On January 6, 2002, after a political crisis that
                  resulted in the resignation of two presidents, the Government enacted Law 25,561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3 the Government announced new economic measures that were regulated by Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are still being complemented by other regulations being issued by the various control agencies, some of which may have been pending at the date on which these financial statements were prepared. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

                         Listed below are some of the measures adopted by the
                  Government that are in force at the date of filing these financial statements and the effect they have on the Company's economic and financial situation.

                  Exchange system

                  On February 8, 2002 a single free exchange market system was established through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements laid down by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank and there are certain requirements for settling and collecting foreign currency arising from exports.

                            CRESUD SOCIEDAD ANONIMA,
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                AND SUBSIDIARIES


           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 1:          (Continued)


                  Deposits in Argentine financial institutions


                         As from February 3, 2002 deposits in U.S. dollars or
                  other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on the balances recorded. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly evolution of the Consumer Price Index (CPI) published by the INDEC (National Institute of Statistics and Census). In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds. If the depositors do not elect to receive Government Bonds, they will receive bonds issued by the Bank that will observe the pre-existing conditions.

                  Financial debts in foreign currency with Argentine financial institutions


                         Debts in U.S. dollars or other foreign currencies in
                  the Argentine financial system were converted to pesos at the rate of exchange of $ 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 the reference stabilization index (CER) and an interest rate are applied to these debts.

                  Receivables and debts in Argentina not related to the financial system

                         The obligation to pay money denominated in dollars or
                  other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 to US$ 1 or its equivalent in such other foreign currency. The reference stabilization index (CER) is applied to these balances as from February 3, 2002. If application of this provision were to lead to the resulting value of the item, good or service being higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

                  Deferment of the deduction of exchange difference for income tax purposes

                          The net negative results caused by this devaluation
                  will be deductible for income tax purposes over the next five fiscal years.

                            CRESUD SOCIEDAD ANONIMA,
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                AND SUBSIDIARIES


           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1:           (Continued)


                         Recognition of the effects of changes in the purchasing power of the currency

                         As established by Resolution 3/2002 of the Professional
                  Council in Economic Sciences of the Autonomous City of Buenos Aires, Resolution 240/02 of the Argentine Federation of Professional Councils in Economic Sciences and Resolution No. 415 of the Argentine Securities and Exchange Commission, as from January 1, 2002 the financial statements consider the effects of changes in the purchasing power of the currency in accordance with the guidelines of Technical Pronouncement No.6 of the Argentine Federation of Professional Councils in Economic Sciences. Note 2 on Accounting Standards provides details of this situation.

                         Impact on the financial statements

                         The crisis has not significantly affected the Company's
                  operations, except in connection with the investment in IRSA.

                         The impact generated by all these measures adopted to
                  date by the Government on the financial situation of the Company at June 30, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Actual results could differ from the evaluations and estimates made at the date of preparing these financial statements.

                         Thus, any decision that must be made on the basis of
                  these financial statements must take into account the future development of these measures and the Company's financial statements must be considered in the light of these circumstances.


NOTE 2:           BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

                         As a consequence of the application of General
                  Resolution No. 368/2001 of the Argentine Securities and Exchange Commission, which requires that the Consolidated Financial Statements be presented as established by Technical Pronouncement No. 4 of the Argentine Federation of Professional Councils in Economic Sciences, the Balance Sheet as of June 30, 2002 and 2001 and the Income Statements and the Statements of Cash Flows for the fiscal years then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares.

                         The Financial Statements of the Subsidiary Companies
                  Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of June 30, 2002 and 2001 have been used to determine the proportional equity value and carry out the consolidation. For purposes of comparability, reclassifications have been made on the information at June 30, 2001 to show it on a basis consistent with that for the current year.

                         These Financial Statements and the corresponding notes
                  and schedules are prepared in Pesos.

                            CRESUD SOCIEDAD ANONIMA,
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                AND SUBSIDIARIES



           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



NOTE 3:           CORPORATE CONTROL

                  The Company's interest in other companies is shown in the following table.

                          COMPANY              PERCENTAGE OF VOTING SAHRES OWNED
                  ---------------------------- ---------------------------------
                  Inversiones Ganaderas S.A.                  99.99

                  Futuros y Opciones.Com S.A.                 70.00



NOTE 4:  VALUATION CRITERIA

                  The Financial Statements of the Subsidiary Companies mentioned in Note 3 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 3 of the individual financial statements.

                  The most significant valuation criteria used for the preparation of the Financial Statements of the Subsidiary Companies not detailed in the valuation criteria of the Parent Company were as follows:

                  Intangible Assets - Development expenditures

                  This line corresponds to website organization and development expenses incurred through March 31, 2001. These expenses are amortized by the straight-line method over thirty nine months as from April 1, 2001, and have been restated into year-end currency.

                             CRESUD SOCIEDAD ANONIMA
      COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBDSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 5: DETAILS OF CONSOLIDATED BALANCE SHEET AND CONSOLIDATED INCOME STATEMENT ACCOUNTS

         A.       CASH AND BANKS

                                                          June 30,
                                                 -------------------------
                                                    2002          2001
                                                    Pesos         Pesos
                                                 -----------    ----------
Cash                                                  97,024       251,374
Foreign currency (Schedule G)                        738,439         3,966
Lecop currency                                        80,922           -
Local currency checking account                    3,654,415     1,379,032
Patacones currency checking account                   44,337           -
Lecop currency checking account                       34,074           -
Foreign currency checking account (Schedule G)    33,968,935        94,014
Local currency saving account                        582,621        86,605
Foreign currency saving account (Schedule G)             -          82,099
Checks to be deposited                               272,571     1,799,602
                                                 -----------    ----------
                                                  39,473,338     3,696,692
                                                 ===========    ==========

         B.       INVESTMENTS

                                                          June 30,
                                                 -------------------------
                                                    2002          2001
                                                    Pesos         Pesos
                                                 -----------    ----------
CURRENT
Schedule C                                            84,100   111,591,719
                                                 -----------    ----------
                                                      84,100   111,591,719
                                                 -----------    ----------
NON-CURRENT
Schedule C                                       107,483,607    15,873,859
                                                 -----------    ----------
                                                 107,483,607    15,873,859
                                                 ===========    ==========

                             CRESUD SOCIEDAD ANONIMA
      COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBDSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 5:  (Continued)

C. TRADE ACCOUNTS RECEIVABLE

                                                                         June 30,
                                                                -------------------------
                                                                   2002          2001
                                                                   Pesos         Pesos
                                                                -----------    ----------
CURRENT
Accounts receivable in local currency                            6,726,470     11,496,317
Accounts receivable in foreign currency (Schedule G)            10,843,906            -
Subsidiaries and related companies Law 19,550 Article 33:
  Cactus Argentina S.A                                             141,136            -
  IRSA Inversiones y Representaciones Sociedad Anonima              42,337            -
Less:
Provision for defaulting debtors                                  (714,863)    (1,055,648)
                                                                ----------     ----------
                                                                17,038,986     10,440,669
                                                                ==========     ==========

D. OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                         June 30,
                                                                -------------------------
                                                                   2002          2001
                                                                   Pesos         Pesos
                                                                -----------    ----------
CURRENT
Secured by mortgage and under legal proceedings (Schedule G)       610,065      5,356,973
Tax on Minimum Hypothetical Income                                     -        3,647,961
Guarantee deposits (Schedule G)                                    733,580      3,583,446
Tax credits                                                        225,571      5,257,064
Surety bonds received                                              375,279        733,821
Prepaid expenses                                                   418,196      1,209,464
Prepaid leases                                                   2,368,941      4,780,536
Other                                                            2,525,677        422,335
Subsidiaries and related companies Law 19,550 Article 33:
  Cactus Argentina S.A                                             254,767        403,227
  IRSA Inversiones y Representaciones Sociedad Anonima               8,195            -
                                                                -----------    ----------
                                                                 7,520,271     25,394,827
                                                                ==========     ==========
NON-CURRENT
Secured by mortgage                                              1,368,423      2,903,769
Prepaid leases                                                     157,095        351,972
Tax on Minimum Hypothetical Income                                 146,542        179,840
Other                                                               95,430        186,604
Subsidiaries and related companies Law 19,550 Article 33:
  Cactus Argentina S.A                                             434,607            -
                                                                -----------    ----------
                                                                 2,202,097      3,622,185
                                                                ==========     ==========

                             CRESUD SOCIEDAD ANONIMA
      COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBDSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:  (CONTINUED)

         E.       INVENTORIES

                                                                        June 30,
                                                               -------------------------
                                                                  2002          2001
                                                                  Pesos         Pesos
                                                               -----------    ----------
CURRENT
Livestock                                                       6,675,800     10,685,766
Crops                                                          22,455,846     11,038,501
Unharvested crops                                                 743,668      1,367,914
Seeds and fodder                                                  361,884        391,784
Materials and others                                            2,782,089      2,517,867
Advances to suppliers                                             992,651         79,282
                                                               ----------     ----------
                                                               34,011,938     26,081,114
                                                               ==========     ==========

NON-CURRENT
Livestock                                                      26,188,183     48,731,075
Unharvested crops                                                     -            5,989
                                                               ----------     ----------
                                                               26,188,183     48,737,064
                                                               ==========     ==========

F. TRADE ACCOUNTS PAYABLE

                                                                        June 30,
                                                               -------------------------
                                                                  2002          2001
                                                                  Pesos         Pesos
                                                               -----------    ----------
CURRENT
Suppliers in local currency                                     4,392,289     13,349,573
Suppliers in foreign currency (Schedule G)                      7,793,681            -
Subsidiaries and related companies Law 19,550 Article 33:
  Cactus Argentina S.A                                             24,049        656,254
  IRSA Inversiones y Representaciones Sociedad Anonima            131,345        254,000
Notes                                                                 -          365,609
                                                               ----------     ----------
                                                               12,341,364     14,625,436
                                                               ==========     ==========
NON-CURRENT
Notes                                                                 -          487,694
                                                               ----------     ----------
                                                                      -          487,694
                                                               ==========     ==========

                             CRESUD SOCIEDAD ANONIMA
      COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBDSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:  (CONTINUED)


         G.       LOANS

                                                                                           June 30,
                                                                                  -------------------------
                                                                                     2002          2001
                                                                                     Pesos         Pesos
                                                                                  -----------    ----------
CURRENT
Local financial loans (1)                                                          6,649,068      7,966,345
Foreign financial loans (Schedule G)                                                     -       18,641,489
                                                                                   ---------     ----------
                                                                                   6,649,068     26,607,834
                                                                                   =========     ==========

(1) Includes a Ps. 0.7 million loan garanteed by 14,851,299 IRSA common shares


         H.       SALARIES AND SOCIAL SECURITY PAYABLE


                                                                                           June 30,
                                                                                  -------------------------
                                                                                     2002          2001
                                                                                     Pesos         Pesos
                                                                                  -----------    ----------
CURRENT
Salaries payable                                                                     619,782        298,046
Social security administration                                                       166,578        187,560
Health care scheme                                                                    25,832         51,910
Other                                                                                 16,613         33,695
                                                                                   ---------     ----------
                                                                                     828,805        571,211
                                                                                   =========     ==========

                             CRESUD SOCIEDAD ANONIMA
      COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBDSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:  (CONTINUED)


                  I.       TAXES PAYABLE

                                                                       June 30,
                                                              -------------------------
                                                                 2002          2001
                                                                 Pesos         Pesos
                                                              -----------    ----------
CURRENT
Income tax                                                     6,834,922            -
Tax on Minimum Hypothetical Income                            (2,042,492)        45,033
Value added tax                                                1,141,091            -
Property tax payable                                             208,146        315,114
Taxes withheld for income tax                                    158,141         45,704
Taxes withheld-value added tax                                    33,079            -
Sales tax payable                                                 11,060          3,205
Others                                                             3,840          6,009
Debt tax                                                           3,322         20,704
Taxes withheld-Gross sales tax payable                                12          9,657
                                                               ---------        -------
                                                               6,351,121        445,426
                                                               =========        =======

                  J.       OTHER

                                                                       June 30,
                                                              -------------------------
                                                                 2002          2001
                                                                 Pesos         Pesos
                                                              -----------    ----------
CURRENT
Accrual for other expenses (Schedule G)                        5,046,793      3,837,806
Advances received (Schedule G)                                       -          782,160
IRSA negative goodwill                                           691,966            -
Accrual for Directors'Fees                                       437,016        774,690
Advances to Directors                                           (128,421)      (507,307)
Accrual for cereal expenses                                      182,809        326,700
Accrual for Management fees (Note 7)                              27,556        442,025
Subsidiaries and related companies Law 19,550 Article 33:
Mutuo con accionistas minoritarios FyO                           134,196            -
                                                              ----------      ---------
                                                               6,391,915      5,656,074
                                                              ==========      =========
NON-CURRENT
IRSA negative goodwill                                        12,974,361            -
                                                              ----------      ---------
                                                              12,974,361            -
                                                              ==========      =========

                             CRESUD SOCIEDAD ANONIMA
      COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBDSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:  (CONTINUED)

                  K.       FINANCIAL RESULTS

                                                                                           June 30,
                                                                                  -------------------------
                                                                                     2002          2001
                                                                                     Pesos         Pesos
                                                                                  -----------    ----------

Generated by assets:
Exchange differences and discounts                                                 5,894,860       (298,462)
Interest income                                                                    1,946,863      1,513,194
Reference stabilitation index (CER)                                                  658,704            -
Banks expenses                                                                        (3,208)           -
Tax on debts and credits                                                            (773,141)      (182,592)
Holding results                                                                   (3,039,659)           -
Inflation adjustment                                                              (7,252,728)           -
Holding results and operations of stocks and bonds                               (10,822,214)    11,162,155
                                                                                 -----------     ----------
                                                                                 (13,390,523)    12,194,295
                                                                                 ===========     ==========

                                                                                           June 30,
                                                                                  -------------------------
                                                                                     2002          2001
                                                                                     Pesos         Pesos
                                                                                  -----------    ----------
Generated by liabilities:
Holding results                                                                   12,220,368            -
Inflation adjustment                                                               2,475,775            -
Debt tax                                                                                 -          (80,118)
Reference stabilitation index (CER)                                               (1,577,746)           -
Interest expense                                                                        (716)    (1,086,350)
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anonima                                (410,163)           -
Others                                                                            (1,913,654)           -
Exchange differences and discounts                                                (4,950,982)         2,532
                                                                                 -----------     ----------
                                                                                   5,842,882     (1,163,936)
                                                                                 ===========     ==========

                             CRESUD SOCIEDAD ANONIMA
       COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6:

ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

A) BASED ON THEIR ESTIMATED COLLECTION OR PAYMENT TERM (IN PESOS)

------------------------------------------------------------------------------------------------------------------------------------

Based on their estimated collection                                                       Other receivables and
        or payment term                Current investments     Trade accounts receivable    prepaid expenses       Trade payables
------------------------------------------------------------------------------------------------------------------------------------

                                         2002         2001         2002          2001        2002        2001       2002      2001
------------------------------------------------------------------------------------------------------------------------------------
1st quarter 2003/2002 financial period      -            -   17,038,986   10,228,054   4,073,562   6,836,193 12,337,821 14,619,095
2nd quarter 2003/2002 financial period      -            -            -            -      20,162     789,643          -          -
3rd quarter 2003/2002 financial period      -            -            -            -      47,851     731,666          -          -
4th quarter 2003/2002 financial period      -            -            -            -     436,737   2,748,225          -          -
1st quarter 2004/2003 financial period      -            -            -            -     146,542           -          -          -
2nd quarter 2004/2003 financial period      -            -            -            -           -      74,988          -          -
3rd quarter 2004/2003 financial period      -            -            -            -      56,464     684,390          -          -
4th quarter 2004/2003 financial period      -            -            -            -     436,737           -          -    487,694
1st quarter 2005/2004 financial period      -            -            -            -           -           -          -          -
2nd quarter 2005/2004 financial period      -            -            -            -           -      88,482          -          -
3rd quarter 2005/2004 financial period      -            -            -            -      66,627     684,390          -          -
4th quarter 2005/2004 financial period      -            -            -            -     436,737           -          -          -
1st quarter 2006/2005 financial period      -            -            -            -           -           -          -          -
2nd quarter 2006/2005 financial period      -            -            -            -           -     104,409          -          -
3rd quarter 2006/2005 financial period      -            -            -            -     371 858     684,390          -          -
4th quarter 2006/2005 financial period      -            -            -            -           -           -          -          -
1st quarter 2007/2006 financial period      -            -            -            -           -           -          -          -
2nd quarter 2007/2006 financial period      -            -            -            -           -     582,723          -          -
3rd quarter 2007/2006 financial period      -            -            -            -           -           -          -          -
4th quarter 2007/2006 financial period      -            -            -                        -     179,842          -          -
Overdue                                     -            -            -      212,615           -      49,452          -          -
With no stated term                    84,100  111,591,719            -            -    3,629,091 14,778,219      3,543      6,341
------------------------------------------------------------------------------------------------------------------------------------
Total                                  84,100  111,591,719   17,038,986   10,440,669    9,722,368 29,017,012 12,341,364 15,113,130
====================================================================================================================================




------------------------------------------------------------------------------------------------------------------------------------
                                                                             Salaries payable
Based on their estimated collection                                            and social
        or payment term                 Notes payables       Bank loans      security payable    Taxes payable    Other liabilities
------------------------------------------------------------------------------------------------------------------------------------

                                         2002     2001    2002       2001     2002      2001    2002     2001      2002      2001
------------------------------------------------------------------------------------------------------------------------------------
1st quarter 2003/2002 financial period     -        -  6,649,068 26,607,834 828,805  571,211         -  389,640 5,552,084  5,604,526
2nd quarter 2003/2002 financial period     -        -          -         -        -        - 6,340,310        -         -          -
3rd quarter 2003/2002 financial period     -        -          -         -        -        -         -   38,383    13,669     37,905
4th quarter 2003/2002 financial period     -        -          -         -        -        -     6,650        -         -          -
1st quarter 2004/2003 financial period     -        -          -         -        -        -         -        -         -          -
2nd quarter 2004/2003 financial period     -        -          -         -        -        -         -        -         -          -
3rd quarter 2004/2003 financial period     -        -          -         -        -        -         -        -         -          -
4th quarter 2004/2003 financial period     -        -          -         -        -        -         -        -         -          -
1st quarter 2005/2004 financial period     -        -          -         -        -        -         -        -         -          -
2nd quarter 2005/2004 financial period     -        -          -         -        -        -         -        -         -          -
3rd quarter 2005/2004 financial period     -        -
4th quarter 2005/2004 financial period     -        -          -         -        -        -         -        -         -          -
1st quarter 2006/2005 financial period     -        -          -         -        -        -         -        -         -          -
2nd quarter 2006/2005 financial period     -        -          -         -        -        -         -        -         -          -
3rd quarter 2006/2005 financial period     -        -          -         -        -        -         -        -         -          -
4th quarter 2006/X005 financial period     -        -          -         -        -        -         -        -         -          -
1st quarter 2007/2006 financial period     -        -          -         -        -        -         -        -         -          -
2nd quarter 2007/2006 financial period     -        -          -         -        -        -         -        -         -          -
3rd quarter 2007/2006 financial period     -        -          -         -        -        -         -        -         -          -
4th quarter 2007/2006 financial period
Overdue                                    -        -          -         -        -        -    10,811   10,753         -          -
With no stated term                        -   97,770          -         -        -        -         -        -   134,196     13,643
------------------------------------------------------------------------------------------------------------------------------------
Total                                      -   97,770  6,649,068 26,607,834 828,805  571,211 6,351,121  445,426 5,699,949  5,656,074
====================================================================================================================================

B) ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO THE INTEREST RATE THAT THEY ACCRUED ( IN PESOS)

------------------------------------------------------------------------------------------------------------------------------

Interest rate that                                                               Other receivables and
  they accrue                Current investments    Trade accounts receivable        prepaid expenses         Trade payables
------------------------------------------------------------------------------------------------------------------------------
                              2002         2001         2002         2001         2002         2001        2002       2001
------------------------------------------------------------------------------------------------------------------------------
 At fixed interest rate           -              -            -           -    2,132,885    4,161,985           -           -
 At variable interest rate   84,100     11,361,469            -           -      643,626    4,287,825           -           -
 Non-interest bearing             -    100,230,250   17,038,986  10,440,669    6,945,857   20,567,202  12,341,364  15,113,130
------------------------------------------------------------------------------------------------------------------------------
 Total                       84,100    111,591,719   17,038,986  10,440,669    9,722,368   29,017,012  12,341,364  15,113,130
==============================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Salaries payable
Interest rate that                                                         and social
  they accrue                 Notes payables            Bank loans       security payable      Taxes payable     Other liabilities
-----------------------------------------------------------------------------------------------------------------------------------
                                2002      2001    2002         2001       2002      2001    2002       2001      2002       2001
-----------------------------------------------------------------------------------------------------------------------------------
 At fixed interest rate     26,194,732       -         -            -          -        -         -        -          -          -
 At variable interest rate           -       -         -            -          -        -         -        -          -          -
 Non-interest bearing                -  97,770   200,766      413,102    828,805  571,211 6,351,121  445,426  5,699,949  5,656,074
-----------------------------------------------------------------------------------------------------------------------------------
 Total                               -  97,770 6,649,068   26,607,834    828,805  571,211 6,351,121  445,426  5,699,949  5,656,074
===================================================================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                            CONSOLIDATED FIXED ASSETS
                   for the years ended June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)
                                                                      Schedule A









                                 VALUE AT       ADDITIONS     DEDUCTIONS    VALUE AT                ACCUMULATED
                              THE BEGINNING       AND/OR        AND/OR     THE END OF             AT THE BEGINNING   DECREASE
                               OF THE YEAR      TRANSFERS     TRANSFERS       YEAR       RATE       OF THE YEAR     OF THE YEAR
PRINCIPAL ACCOUNT                 PESOS           PESOS         PESOS         PESOS        %           PESOS           PESOS
-----------------                 -----           -----         -----         -----        -           -----           -----
 Peal estate                   120,206,029        81,876     29,757,834    90,530,071         -              -              -
 Wire fences                     4,775,763       313,396        148,607     4,940,552         3        924,259         11,831
 Watering troughs                3,783,711         3,627        497,546     3,289,792         3        578,454        120,740
 Alfalfa fields and meadows      3,234,507       447,095      1,042,084     2,639,518  13-25-50      1,699,784        547,899
 Buildings and constructions     7,311,186         8,116      2,141,064     5,178,238         2      2,353,586        797,892
 Machinery                      11,899,569                    1,805,329    10,094,240        10      5,275,783        677,102
 Vehicles                        1,082,189             -         89,637       992,552        20        537,631         68,649
 Tools                             169,410         4,686          6,821       167,275        10         87,821          6,554
 Furniture and equipment         3,160,914        51,399      1,238,600     1,973,713        10      1,698,830        679,353
 Breeding livestock                426,506             -         71,452       355,054        20        355,245         71,451
 Corral and leading lanes          539,129         5,062         27,701       516,490         3         74,098         11,222
 Roads                           1,067,729       141,520              -     1,209,249        10        416,799
 Facilities                      5,939,355        46,223        861,057     5,124,521  10-20-33      1,557,263        147,557
 Planes                              9,298             -              -         9,298        10          9,298
 Silo plants                     1,072,572             -        137,021       935,551         2        118,214            783
 Constructions in progress       1,612,777       170,393        214,022     1,769,148         -              -              -
 Advances to suppliers              99,058        15,104          9,062       105,100         -              -              -
 Total at June 30, 2002        166,589,702     1,288,497     38,047,837   129,830,362               15,687,065     3,14_1,033
 Total at June 30, 2001        177,508,020     4,080,531     14,998,849   166,589,702               14 783 423      2 292 063




CURRENT YEAR    ACCUMULATED   NET CARRYING  NET CARRYING
-------------  AT THE END OF    VALUE AT       VALUE AT
   AMOUNT          YEAR       JUNE 30, 2002 JUNE 30, 2002
    PESOS          PESOS          PESOS         PESOS
    -----          -----          -----         -----
           -             -    90,530,071    120,206,029
     154,778     1,067,206     3,873,346      3,851,504
     160,207       617,921     2,671,871      3,205,257
     512,117     1,664,002       975,516      1,534,723
      90,636     1,646,330     3,531,908      4,957,600
     926,630     5,525,311     4,568,929      6,623,786
     190,870       659,852       332,700        544,558
      13,076        94,343        72,932         81,589
     253,888     1,273,365       700,348      1,462,084
      69,696       353,490         1,564         71,261
      16,909        79,785       436,705        465,031
     110,620       527,419       681,830        650,930
     566,550     1,976,256     3,148,265      4,382,092
           -         9,298             -
      51,410       168,841       766,710        954,358
                         -     1,769,148     1 ,812,777
           -             -      _105,100         99,058
   3,117,387    15,663,419   114,166,943              -
   3 195,705    15,687,065             -    150,902,637

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                         CONSOLIDATED INTANGIBLE ASSETS
                   For the years ended June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)

                                                                      SCHEDULE B

=============================================================================


                                        Value at the  Additions  Value at
                                        beginning                the end of
                                        of the year              year
Principal Account                       Pesos         Pesos      Pesos
-----------------------------------------------------------------------------
Futuros y Opciones.Com S.A. Goodwill    2,936,592         -      2,936,592
Development expenditures                1,255,670         -      1,255,670
Brands and patents                         16,861         -         16,861
-----------------------------------------------------------------------------
Total at June 30, 2002                  4,209,123         -      4,209,123
-----------------------------------------------------------------------------
Total at June 30, 2001                  3,269,262     939,861    4,209,123
=============================================================================

=============================================================================================================================
                                                               Amortization
                                         ------------------------------------------------------   Net carrying  Net carrying
                                         Accumulated           Current year       Accumulated     value at      value at
                                         at the beginning  --------------------   at the end of   June          June
                                         of year           Rate    Amount         year            30, 2002      30, 2001
Principal Account                        Pesos             %       Pesos          Pesos           Pesos         Pesos
-----------------------------------------------------------------------------------------------------------------------------
Futuros y Opciones.Com S.A. Goodwill     587,318           20.00   587,317 (1)    1,174,635       1,761,957     2,349,274
Development expenditures                 104,639           33.33   418,557 (2)      523,196         732,474     1,151,031
Brands and patents                           -                         -                -            16,861        16,861
-----------------------------------------------------------------------------------------------------------------------------
Total at June 30, 2002                   691,957                 1,005,874        1,697,831       2,511,292           -
-----------------------------------------------------------------------------------------------------------------------------
Total at June 30, 2001                       -                         -            691,957         691,957     3,517,166
=============================================================================================================================

(1) The amortization of the year is included in loss from related companies, in the Consolidated Statements of Income.

(2) The destiny of the amortization of the year is included in the Consolidated Schedule H.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                            CONSOLIDATED INVESTMENTS
                   for the years ended June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)
                                                                      SCHEDULE C

====================================================================================================================================
                                                                              Value at         Value at
                                                                              June 30,         June 30,           Market
       Type and characteristics                                                 2002             2001             value
           of the securities                                      Amount        Pesos            Pesos
------------------------------------------------------------------------------------------------------------------------------------
 CURRENT INVESTMENTS
 Mutual Funds
        Fondo Letes Banco Frances                                 11,725          1,063                -         0.090661
        Fondo Letes Banco Rio                                      1,891          2,961                -         1.565838
        Fondo plazo fijo Banco Rio en dolares                      1,777          2,746                -         1.545301
        Banco Frances en dolares                                                      -           31,056
        Banco Provincia Buenos Aires en dolares                                       -           16,742
        Superfondo Banco Rio en dolares                                               -           25,940
        Fondo Quantum Dolphin en dolares                                              -        9,777,184
                                                                          ----------------------------------
                                                                                  6,770        9,850,922
                                                                          ----------------------------------
 Notes
        Bocon Pro 1                                                                   -        1,510,547
        Bonos Global 2010                                        110,000         77,330                -         0.703000
                                                                          ----------------------------------
                                                                                 77,330        1,510,547
                                                                           ----------------------------------
 Shares
        IRSA                                                                          -       56,529,539
        ADRs IRSA                                                                     -       43,700,711
                                                                          ----------------------------------
                                                                                      -      100,230,250
                                                                          ----------------------------------
 Total current investments                                                       84,100      111,591,719
                                                                          ==================================
 NON-CURRENT INVESTMENTS
 RELATED COMPANIES LAW 19,550. ARTICLE 33
 AGRO-URANGA S.A.                                                                                                unlisted
 Shares                                                          893,069      3,831,567        3,929,755
 Contribution on account of future subscriptions of shares                        7,002            7,002
 Higher value of property                                                     9,952,947        9,952,947
                                                                          ----------------------------------
                                                                             13,791,516       13,889,704
                                                                          ----------------------------------
 CACTUS ARGENTINA S.A.                                                                                           unlisted
 Shares                                                          650,000        391,269          412,840
 Contribution on account of future subscriptions of shares                    1,901,369        1,552,870
                                                                          ----------------------------------
                                                                              2,292 638        1,965,710
                                                                          ----------------------------------
 IRSA Inversiones y Representaciones S.A.
 Shares                                                       41,165,890     91,381,008                -          listed
                                                                          ----------------------------------
                                                                             91,381,008                -
                                                                          ----------------------------------
                                                               Subtotal     107,465,162       15,855,414
                                                                          ----------------------------------
 OTHERS
 Coprolan                                                                        18,445           18,445         unlisted
                                                                          ----------------------------------
                                                               Subtotal          18,445           18,445
                                                                          ----------------------------------
 Total non-current investments                                              107,483,607       15,873,859
====================================================================================================================================


====================================================================================================================================
                                                                     INFORMATION ON THE ISSUER
                                                                                                Latest financial statements
                                                                Principal activity         Capital       Income/loss   Shareholders'
       Type and characteristics                                                                         for the year     Equity
           of the securities                                                                Pesos           Pesos         Pesos
------------------------------------------------------------------------------------------------------------------------------------
 CURRENT INVESTMENTS
 Mutual Funds
        Fondo Letes Banco Frances
        Fondo Letes Banco Rio
        Fondo plazo fijo Banco Rio en dolares
        Banco Frances en dolares
        Banco Provincia Buenos Aires en dolares
        Superfondo Banco Rio en dolares
        Fondo Quantum Dolphin en dolares

 Notes
        Bocon Pro 1

        Bonos Global 2010

 Shares
        IRSA

        ADRs IRSA

 Total current investments

 NON-CURRENT INVESTMENTS
 RELATED COMPANIES LAW 19,550. ARTICLE 33
 AGRO-URANGA S.A.                                               Agricultural and
 Shares                                                         livestock                  2,500,000       2,893,701     10,987,929
 Contribution on account of future subscriptions of shares
 Higher value of property

 CACTUS ARGENTINA S.A.                                          Exploitation and           1,300,000         (43,138)     4,585,283
 Shares                                                         administraton of
 Contribution on account of future subscriptions of shares      agricultural and beef
                                                                cattle products

 IRSA Inversiones y Representaciones S.A.
 Shares                                                         Real state               207,411,990    (499,618,575)   460,417,992


 OTHERS
 Coprolan                                                                                          -               -              -

 Total non-current investments
====================================================================================================================================

                       CRESUD SOCIEDAD ANONIMA, COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                     CONSOLIDATED ALLOWANCES AND PROVISIONS
                   for the years ended June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)



                                                                      SCHEDULE E

======================================================================================================================
     Item                           Opening balances  Increases  Decreases    Inflation     Value at        Value at
                                                                              adjustment  June 30, 2002  June 30, 2001
                                         Pesos         Pesos (1)   Pesos        Pesos         Pesos          Pesos
----------------------------------------------------------------------------------------------------------------------
DEDUCTED FROM ASSET
  Defaulting debtors                     1,055,648     232,324         -       (573,109)     714,863        1,055,648
----------------------------------------------------------------------------------------------------------------------
Total at June 30, 2002                   1,055,648     232,324         -       (573,109)     714,863              -
----------------------------------------------------------------------------------------------------------------------
Total at June 30, 2001                     965,402     127,101     (36,855)         -            -          1,055,648
======================================================================================================================


(1) The accounting appropriation is included in Schedule H

                       CRESUD SOCIEDAD ANONIMA, COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                           CONSOLIDATED COST OF SALES
                   for the years ended June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)


                                                                      Schedule F

=================================================================================================================
                                                             CROPS                      BEEF CATTLE
                                                 ----------------------------------------------------------------
                                                 JUNE 30, 2002  JUNE 30, 2001   JUNE 30, 2002   JUNE 30, 2001
                                                     PESOS           PESOS           PESOS          PESOS
                                                 ----------------------------------------------------------------
 INVENTORIES AT THE BEGINNING OF THE YEAR
 Beef cattle                                                 -              -      55,591,815      60,439,564
 Crops                                              11,038,501     18,535,440               -               -
 Unharvested crops                                   1,373,903        937,092               -         154,688
 Seeds and fodder                                            -              -         220,640         213,843
 Materials                                           2,075,311      1,759,152          10,968          61,474
                                                 ----------------------------------------------------------------
                                                    14,487,715     21,231,684      55,823,423      60,869,569
 Holding results                                       671,586              -     (16,205,313)       (577,279)
 Commodities market results                         (1,902,799)      (202,186)              -               -
 Transfer of Inventories to expenses                  (111,759)             -         (24,532)       (193,745)
 Transfer of Inventories to fixed assets              (426,230)      (258,052)         (8,080)        (37,100)
 Transfer of Unharvested crops to expenses         (19,746,956)   (13,953,905)       (339,690)       (273,027)
 Recovery of Inventories                                     -              -         678,438         511,877
 Purchases                                          18,481,990     14,950,502       1,778,792       3,812,135
 Operating expenses (Schedule H)                    28,046,672     19,980,510      10,420,149      13,424,916
 LESS:
 INVENTORIES AT THE END OF THE YEAR
 Beef cattle                                                 -              -     (31,557,394)    (55,591,815)
 Crops                                             (22,455,846)   (11,038,501)              -               -
 Unharvested crops                                    (743,668)    (1,373,903)              -               -
 Seeds and fodder                                            -             -         (259,111)       (220,640)
 Materials                                          (2,447,807)    (2,075,311)        (27,026)        (10,968)
                                                 ----------------------------------------------------------------
COST OF SALES                                       13,852,898     27,260,838      20,279,656      21,713,923
=================================================================================================================

=================================================================================================================

                                                             MILK                           OTHERS
                                                 ----------------------------------------------------------------
                                                  JUNE 30, 2002  JUNE 30, 2001    JUNE 30, 2002  JUNE 30, 2001
                                                       PESOS          PESOS            PESOS          PESOS
                                                 ----------------------------------------------------------------
 INVENTORIES AT THE BEGINNING OF THE YEAR
 Beef cattle                                          3,825,026      4,266,063                 -             -
 Crops                                                        -              -                 -             -
 Unharvested crops                                            -              -                 -             -
 Seeds and fodder                                       171,144          7,258                 -       235,139
 Materials                                               13,889         47,784           417,699       448,580
                                                 ----------------------------------------------------------------
                                                      4,010,059      4,321,105           417,699       683,719
 Holding results                                     (1,861,339)      (748,637)          (57,756)            -
 Commodities market results                                   -              -                 -             -
 Transfer of Inventories to expenses                          -              -                 -             -
 Transfer of Inventories to fixed assets                      -              -           (23,037)      (67,567)
 Transfer of Unharvested crops to expenses             (176,078)      (223,975)         (277,012)     (495,645)
 Recovery of Inventories                               (678,438)      (511,877)                -             -
 Purchases                                              298,816        396,837           596,614       935,945
 Operating expenses (Schedule H)                      3,033,545      2,794,847         1,494,356     1,480,228
 LESS:
 INVENTORIES AT THE END OF THE YEAR
 Beef cattle                                         (1,306,589)    (3,825,026)                -
 Crops                                                        -              -                 -             -
 Unharvested crops                                            -              -                 -             -
 Seeds and fodder                                      (102,773)      (171,144)                -             -
 Materials                                              (46,058)       (13,889)         (261,198)      (417,699)
                                                 ----------------------------------------------------------------
COST OF SALES                                         3,171,145      2,018,241         1,889,666      2,118,981
=================================================================================================================

===============================================================================================================
                                                              TOTAL                          TOTAL
                                                 --------------------------------------------------------------
                                                           JUNE 30, 2002                   JUNE 30, 2001
                                                               PESOS                            PESOS
                                                 --------------------------------------------------------------
 INVENTORIES AT THE BEGINNING OF THE YEAR
 Beef cattle                                         59,416,841                      64,705,627
 Crops                                               11,038,501                      18,535,440
 Unharvested crops                                    1,373,903                      1,091,780
 Seeds and fodder                                       391,784                        456,240
 Materials                                            2,517,867                      2,316,990
                                                 ---------------                  -------------
                                                                     74,738,896                     87,106,077
 Holding results                                                    (17,452,822)                    (1,325,916)
 Commodities market results                                          (1,902,799)                      (202,186)
 Transfer of Inventories to expenses                                   (136,291)                      (193,745)
 Transfer of Inventories to fixed assets                               (457,347)                      (362,719)
 Transfer of Unharvested crops to expenses                          (20,539,736)                   (14,946,552)
 Recovery of Inventories                                                      -                              -
 Purchases                                                           21,156,212                     20,095,419
 Operating expenses (Schedule H)                                     42,994,722                     37,680,501
 LESS:
 INVENTORIES AT THE END OF THE YEAR
 Beef cattle                                        (32,863,983)                   (59,416,841)
 Crops                                              (22,455,846)                   (11,038,501)
 Unharvested crops                                     (743,668)                    (1,373,903)
 Seeds and fodder                                      (361,884)                      (391,784)
 Materials                                           (2,782,089)    (59,207,470)    (2,517,867)    (74,738,896)
                                                 ---------------                  -------------
COST OF SALES                                                        39,193,365                     53,111,983
===============================================================================================================

                       CRESUD SOCIEDAD ANONIMA, COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
              CONSOLIDATED FOREIGN CURRENCY ASSETS AND LIABILITIES
                   for the years ended June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)


                                                                      SCHEDULE G

=============================================================================================================================
                                                           June 30, 2002                                June 30, 2001
                                        -----------------------------------------------        ------------------------------
                                                              Current
Item                                    Type and amount       exchange      Amount in          Type and amount    Amount in
                                           of foreign          rate      local currency           of foreign   local currency
                                            currency           Pesos          Pesos                currency         Pesos
-----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSET
CASH AND BANKS                            US$  9,380,371       3.700        34,707,374          US$     92,093      180,079
INVESTMENTS:
   Mutual funds                           US$        -                             -            US$  5,037,805    9,850,924
   ADRs IRSA                              US$        -                             -            US$ 22,348,732   43,700,711
TRADE ACCOUNTS RECEIVABLE
   Accounts receivable                    US$  2,930,785       3.700        10,843,906          US$        -            -
OTHER RECEIVABLES AND PREPAID EXPENSES:
   Secured by mortgages                   US$      4,469       3.700            16,534          US$  2,739,579    5,356,973
   Guarantee deposits                     US$    198,265       3.700           733,580          US$  1,832,590    3,583,446
   Others                                 US$    381,304       3.700         1,410,823          US$     21,770       42,569
   Subsidiaries and related companies
   Law 19,550 Cactus Argentina S.A        US$        -                             -            US$    204,170      399,234
NON-CURRENT ASSET
OTHER RECEIVABLES AND PREPAID EXPENSES:                                                                    -            -
   Secured by mortgages                   US$        -                             -            US$  1,485,000    2,903,769
   Others                                 US$        -                             -            US$     95,430      186,604
                                          --------------       -----        ----------          --------------   ----------
   Total Asset                            US$ 12,895,194                    47,712,217          US$ 33,857,169   66,204,309
                                          ==============       =====        ==========          ==============   ==========
CURRENT LIABILITIES
TRADE PAYABLES:
   Suppliers                              US$  2,050,969       3.800         7,793,681          US$        -            -
   Notes                                  US$        -                             -            US$    186,974      365,609
NOTES PAYABLE                             US$        -                             -            US$     50,000       97,770
BANK LOANS                                US$        -                             -            US$ 13,607,361   26,607,834
OTHER LIABILITIES
   Advances received                      US$        -                             -            US$    400,000      782,160
NON-CURRENT LIABILITIES
TRADE PAYABLES:
   Notes                                  US$        -                             -            US$    249,409      487,694
OTHER
   Accrual for other expenses             US$    267,863       3.800         1,017,880          US$        -            -
                                          --------------       -----        ----------          --------------   ----------
   Total Liabilities                      US$  2,318,832                     8,811,561          US$ 14,493,744   28,341,067
=============================================================================================================================

                       CRESUD SOCIEDAD ANONIMA, COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
        Consolidated Information submitted in compliance with Section 64, subsection B of Law No. 19,550
                   for the years ended June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)


                                                                      SCHEDULE H

===============================================================================================================================
                                                                                 Operating Expenses
                                             Total       ------------------------------------------------------------------
Items                                    June 30, 2002      Total         Crops      Beef cattle      Milk          Others
                                             Pesos          Pesos         Pesos         Pesos         Pesos         Pesos
--------------------------------------    ----------     ----------    ----------    ----------     ---------     ---------
Directors' fees                              604,286            -             -             -             -             -
Fees and payments for services             3,457,085      2,400,824     2,142,211       148,648        53,137        56,828
Salaries and wages                         8,159,937      4,222,583     1,001,168     2,171,085       538,385       511,945
Social security contributions                741,933        407,101       137,816       204,341        42,863        22,081
Taxes, rates and contributions               634,457        593,912       264,157       273,394        34,440        21,921
Office and administrative expenses (1)       130,212         70,580          -           11,711          -           58,869
Bank commissions and expenses                 43,194         38,758         5,956        20,435         3,183         9,184
Depreciation of fixed assets               3,117,387      2,926,876     1,320,426     1,240,200       283,106        83,144
Vehicle and travelling expenses              434,982        371,808       137,619       185,621        28,692        19,876
Spare parts and repairs                      870,267        870,267       449,755       309,018        83,068        28,426
Insurance                                    198,371         52,253        23,532        20,621         6,046         2,054
Employees' maintenance                       271,539        208,937        73,922       109,642        21,400         3,973
Amortization of intangible assets            418,557        418,557           -             -             -         418,557
Livestock expenses (2)                     6,854,220      5,391,772           -       5,391,772           -             -
Dairy farm expenses                        1,218,256      1,218,256           -             -       1,218,256           -
Agricultural expenses                     26,849,733     20,463,017    20,463,017           -             -             -
Silo expenses                                442,770        442,770       442,770           -             -             -
Coal expenses                                662,697        137,864           -             -             -         137,864
Firewood expenses                            138,773         81,851           -             -             -          81,851
FyO expenses                                  24,646         17,423           -             -             -          17,423
General expenses                           3,645,395      2,659,313     1,584,323       333,661       720,969        20,360
Contributions and services                       -              -             -             -             -             -
Defaulting debtors                           232,324            -             -             -             -             -
-------------------------------------     ----------     ----------    ----------    ----------     ---------     ---------
Total at June 30, 2002                    59,151,021     42,994,722    28,046,672    10,420,149     3,033,545     1,494,356
-------------------------------------     ----------     ----------    ----------    ----------     ---------     ---------
Total at June 30, 2001                           -       37,680,501    19,980,510    13,424,916     2,794,847     1,480,228
===============================================================================================================================

===================================================================================
                                                    Expenses
                                           --------------------------    Total
Items                                        Selling   Administrative June 30, 2001
                                              Pesos         Pesos         Pesos
                                            ---------     ---------    ----------
Directors' fees                                   -         604,286       666,392
Fees and payments for services                    -       1,056,261     2,932,785
Salaries and wages                             32,220     3,905,134     7,787,830
Social security contributions                     -         334,832     1,344,265
Taxes, rates and contributions                    -          40,545       785,398
Office and administrative expenses (1)            -          59,632       797,846
Bank commissions and expenses                     -           4,436        34,988
Depreciation of fixed assets                      -         190,511     3,195,705
Vehicle and travelling expenses                 3,032        60,142       652,943
Spare parts and repairs                           -             -       1,411,067
Insurance                                         -         146,118       174,418
Employees' maintenance                            -          62,602       325,547
Amortization of intangible assets                 -             -         104,639
Livestock expenses (2)                      1,462,448           -       8,592,354
Dairy farm expenses                               -             -       1,507,688
Agricultural expenses                       6,386,716           -      21,718,336
Silo expenses                                     -             -         316,053
Coal expenses                                 524,833           -         975,696
Firewood expenses                              56,922           -         127,899
FyO expenses                                    7,223           -         353,157
General expenses                                  -         986,082       835,133
Contributions and services                        -             -          14,742
Defaulting debtors                            232,324           -         127,101
----------------------------------------    ---------     ---------    ----------
Total at June 30, 2002                      8,705,718     7,450,581
----------------------------------------    ---------     ---------    ----------
Total at June 30, 2001                      9,590,017     7,511,464    54,781,982
===================================================================================

(1) Includes operations with Subsidiaries and related companies Article 33, Law 19.550, IRSA Inversiones y Representaciones Sociedad Anonima for Ps. 147,280 as of June 30, 2002 and Ps. 328,641 as of June 30, 2001.

(2) Includes operations with Subsidiaries and related companies Article 33, Law 19.550, Cactus Argentina S.A. for Ps. 1,334,040 as of June 30, 2002 and Ps. 2,884,742 as of June 30, 2001.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                   BALANCE SHEET AS AT JUNE 30, 2002 AND 2001

===========================================================================================
                                                      June 30, 2002        June 30, 2001
                                                   (Notes 1 , 2, and 3) (Notes 1, 2, and 3)
                                                          Pesos                Pesos
                                                   ----------------------------------------
ASSETS
CURRENT ASSETS
  Cash and banks (Note 8.a.)                             39,334,934           2,934,729
  Investments (Note 8.b.)                                    84,100         111,591,719
  Trade accounts receivable (Note 8.c.)                  16,721,823           9,523,439
  Other receivables and prepaid expenses (Note 8.d.)      7,306,507          24,939,230
  Inventories (Note 8.e.)                                33,625,819          25,453,545
                                                   ----------------------------------------
  TOTAL CURRENT ASSETS                                   97,073,183         174,442,662
                                                   ----------------------------------------
NON-CURRENT ASSETS
  Other receivables and prepaid expenses (Note 8.d.)      2,055,555           3,442,345
  Inventories (Note 8.e.)                                24,154,956          46,024,871
  Investments (Note 8.b.)                               117,798,406          27,968,626
  Fixed assets, net (Schedule A)                        108,091,387         144,635,703
  Intangible assets (Schedule B)                          1,761,957           2,349,274
                                                   ----------------------------------------
  TOTAL NON-CURRENT ASSETS                              253,862,261         224,420,819
                                                   ----------------------------------------
TOTAL ASSETS                                            350,935,444         398,863,481
===========================================================================================
===========================================================================================
                                                      June 30, 2002        June 30, 2001
                                                   (Notes 1 , 2, and 3) (Notes 1, 2, and 3)
                                                          Pesos                Pesos
                                                   ----------------------------------------
LIABILITIES
CURRENT LIABILITIES
 Trade accounts payables (Note 8.f.)                     12,297,167          14,511,215
 Bank loans (Note 8.g.)                                   6,649,068          26,607,834
 Salaries and social security payable (Note 8.h.)           801,772             495,015
 Taxes payable (Note 8.i.)                                6,306,068             376,070
 Other (Note 8.j.)                                        7,146,390           5,494,322
                                                   ----------------------------------------
 TOTAL CURRENT LIABILITIES                               33,200,465          47,484,456
                                                   ----------------------------------------
NON-CURRENT LIABILITIES
 Trade payables (Note 8.f.)                                                     487,694
 Other (Note 8.j.)                                       12,974,361                   -
                                                   ----------------------------------------
 TOTAL NON-CURRENT LIABILITIES                           12,974,361             487,694
                                                   ----------------------------------------
TOTAL LIABILITIES                                        46,174,826          47,972,150
                                                   ----------------------------------------

                                                   ----------------------------------------
SHAREHOLDERS' EQUITY (AS PER CORRESPONDING
  STATEMENT)                                            304,760,618         350,891,331
                                                   ----------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              350,935,444         398,863,481
===========================================================================================

                       CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                INCOME STATEMENT
                   For the years ended June 30, 2002 and 2001

======================================================================================
                                                  June 30, 2002       June 30, 2001
                                               (Notes 1, 2, and 3) (Notes 1, 2, and 3)
                                                       Pesos              Pesos
--------------------------------------------------------------------------------------
Sales
  Crops                                             43,193,585         37,588,101
  Beef cattle                                       23,444,749         25,034,609
  Milk                                               2,010,515          2,327,798
  Other                                                 10,166             60,537
                                                --------------------------------------
  Total Sales                                       68,659,015         65,011,045
Less: Gross sales taxes                               (617,848)          (385,920)
                                                --------------------------------------
    Net sales                                       68,041,167         64,625,125
                                                --------------------------------------
Cost of sales (Schedule F)
  Crops                                            (13,852,898)       (27,260,838)
  Beef cattle                                      (19,277,751)       (20,708,568)
  Milk                                              (3,171,145)        (2,018,241)
  Other                                                (21,698)           (55,639)
                                                --------------------------------------
    Total cost of sale                             (36,323,492)       (50,043,286)
                                                --------------------------------------
Gross income                                        31,717,675         14,581,839
                                                --------------------------------------
Selling expenses (Schedule H)                       (8,000,080)        (8,412,993)
                                                --------------------------------------
Administrative expenses (Schedule H)                (7,247,183)        (7,139,721)
                                                --------------------------------------
Gains from fixed assets sales (Note 11)             14,783,008          5,147,745
                                                --------------------------------------
Loss from inventory holdings (Schedule F)          (16,565,659)        (1,316,184)
                                                --------------------------------------
  Operating income                                  14,687,761          2,860,686
Financial Results (Note 8.k.)
  Financial (loss) gain generated by assets        (11,976,793)        12,196,266
  Financial gain (loss) generated by liabilities     5,138,740         (1,163,371)
Other expense:
Donations                                                  -             (374,897)
Others                                                  48,562           (107,417)
Loss from related companies                        (39,874,712)        (1,065,939)
Management fees (Note 7)                                   -             (833,104)
                                                --------------------------------------
(LOSS) GAIN INCOME BEFORE INCOME TAX               (31,976,442)        11,512,224
                                                --------------------------------------
Income tax expense (Note 6)                         (7,579,886)        (4,014,295)
                                                --------------------------------------
NET (LOSS) GAIN INCOME FOR THE YEAR                (39,556,328)         7,497,929
======================================================================================

The accompanying notes and schedules are an integral part of these financial statements.

                       CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
        STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED
                             JUNE 30, 2002 AND 2001

===============================================================================================================================
                                        Common Stock    Treasury Stock  Inflation Adjustment
Items                                      (Note 4)        (Note 4)       of Common Stock    Paid-in capital      Total
                                            Pesos           Pesos               Pesos             Pesos           Pesos
-------------------------------------------------------------------------------------------------------------------------------
Balances at the beginning of the year    119,669,749       4,614,643         134,353,886        79,936,678     338,574,956

Subscription of treasury stock (Note 12)       2,353          (2,353)

Subscription of Stock Option Plan            480,000        (480,000)

By Shareholders' Meeting held on
February 12, 2002                          2,593,437      (2,593,437)

Appropriation of profits resolved by
Shareholders' Meeting held on
October 19, 2001

  Increase in legal reserve
  Cash dividends

(Loss) Gain net income for the year
                                         -----------       ---------         -----------        ----------     -----------
Balances at June 30, 2002                122,745,539       1,538,853         134,353,886        79,936,678     338,574,956
                                         -----------       ---------         -----------        ----------     -----------
Balances at June 30, 2001                119,669,749       4,614,643         134,353,886        79,936,678     338,574,956
===============================================================================================================================

===================================================================================================
                                                                         Total at       Total at
                                           reserve        earnings     June 30, 2002  June 30, 2001
Items
                                            Pesos          Pesos           Pesos          Pesos
---------------------------------------------------------------------------------------------------
Balances at the beginning of the year      4,818,446      7,497,929     350,891,331    345,909,529

Subscription of treasury stock (Note 12)                      3,486           3,486

Subscription of Stock Option Plan                           545,160         545,160

By Shareholders' Meeting held on
February 12, 2002                                               -               -

Appropriation of profits resolved by
Shareholders' Meeting held on
October 19, 2001

  Increase in legal reserve                  374,897       (374,897)            -
  Cash dividends                                         (7,123,031)     (7,123,031)    (2,516,127)

(Loss) Gain net income for the year                     (39,556,328)    (39,556,328)     7,497,929
                                           ---------    -----------     -----------    -----------
Balances at June 30, 2002                  5,193,343    (39,007,681)    304,760,618
                                           ---------    -----------     -----------    -----------
Balances at June 30, 2001                  4,818,446      7,497,929                    350,891,331
===================================================================================================

The accompanying notes and schedules are an integral part of these financial statements.

                       CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                             STATEMENT OF CASH FLOWS
                   For the years ended June 30, 2002 and 2001

============================================================================================================
                                                                         June 30, 2002      June 30, 2001
                                                                      (Notes 1, 2, and 3)(Notes 1, 2, and 3)
                                                                             Pesos              Pesos
------------------------------------------------------------------------------------------------------------
CHANGES IN FUNDS
  Funds at the beginning of the year                                       14,296,201(1)      53,506,977
  Increase in funds                                                        25,122,833         61,019,471
                                                                          -----------         ----------
  Funds at the end of the year                                             39,419,034        114,526,448
                                                                          -----------         ----------
CAUSES OF CHANGES IN FUNDS
SOURCES OF FUNDS
  (Loss) income for the year                                              (39,556,328)         7,497,929
  Plus: Items not involving outlays of funds:
    Increase in defaulting debtors provision                                  207,324            127,101
    Fixed assets depreciation                                               2,885,626          2,973,076
    Loss from related companies                                            39,874,712          1,065,939
    Decrease in non current investment                                         56,817                -
    Accruals for management fees, interests and other                       3,316,220          3,228,106
    Charge for income tax                                                   7,579,886          4,014,295
    Accruals for bank loan interests                                          200,766            413,102
    Net book value of fixed assets sold                                    34,683,685         12,671,143
    Loss from holding inventories                                          16,565,659          1,316,184
    Holding results from non-current investments included in                3,779,909                -
    funds at the beginning of the year
  Less: Items not involving inflows of funds:
    Accrued interest other receivables                                       (108,943)          (231,144)
                                                                          -----------         ----------
Funds originated by operations                                             69,485,333         33,075,731
                                                                          -----------         ----------
OTHER SOURCES
  Decrease (increase) in other receivables and prepaid expenses            17,780,121         (9,377,053)
  Decrease in other non-current receivables and prepaid expenses            1,386,790          6,178,627
  Increase in salaries and social security payable                            306,757             92,084
  Subscription of treasury stock                                                3,486                -
  Subscription of treasury stock                                              545,160                -
                                                                          -----------         ----------
TOTAL OTHER SOURCES ( FUNDS APPLIED)                                       20,022,314         (3,106,342)
                                                                          -----------         ----------
APPLICATIONS OF FUNDS
  Increase in trade accounts receivable                                    (7,405,708)        (6,063,742)
  (Increase) Decrease of inventories, net                                  (2,868,018)        10,736,360
  (Increase) Decrease in non current investment                           (19,268,776)           328,791
  Purchase of fixed assets                                                 (1,024,995)        (3,730,510)
  (Decrease) Increase in trade payables                                    (2,214,048)         6,054,415
  (Decrease) Increase of bank loans                                       (20,159,532)        26,194,732
  Decrease in taxes payable                                                (1,649,888)           (58,646)
  (Decrease) Increase in other liabilities                                 (2,183,124)            86,411
  (Decrease) Increase in non-current trade payable                           (487,694)            18,398
  Payment of cash dividends                                                (7,123,031)        (2,516,127)
                                                                          -----------         ----------
Total (funds applied) sources                                             (64,384,814)        31,050,082
                                                                          -----------         ----------
TOTAL SOURCES OF FUNDS                                                     89,507,647         29,969,389
                                                                          -----------         ----------
INCREASE IN FUNDS                                                          25,122,833         61,019,471
============================================================================================================

The accompanying notes and schedules are an integral part of these financial statements.

(1) Net of convertion of current investments (funds at the beginning of the year) into non-current investments for Ps. 100.230.247.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                        NOTES TO THE FINANCIAL STATEMENTS
                   For the years ended June 30, 2002 and 2001

NOTE 1:           MERGER OF CONTROLED COMPANIES

                           On September 29, 2000, the Board of Directors of the
                  Company, pursuant to the provisions set forth in Section 83, subsection 1(degree)of Law 19.550, decided the merger of the companies "Agro Riego San Luis S.A." and "Colonizadora Argentina S.A." in CRESUD S.A.C.I.F. y A.., effective as from July 1st, 2000. (see Note 14).



NOTE 2:           PRESENTATION OF FINANCIAL STATEMENTS AND RESTATEMENT IN
                  CONSTANT CURRENCY

                         As required by General Resolutions Nos. 368/2001 and
                  415/02 of the Argentine Securities and Exchange Commission, the financial statements of the Company have been prepared pursuant to the valuation and disclosure criteria outlined in Technical Resolutions Nos. 5, 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences, and following the manner established by the aforementioned Resolutions.

                         As a consequence of the above, the Company's financial
                  statements are presented in constant currency as of June 30, 2002, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the year of stability, restated into currency of December 2001.


                         The coefficients prepared based on the domestic
                  wholesale price index have been applied for purposes of the abovementioned restatement.

                         Amounts corresponding to the year ended on June 30,
                  2001 have been restated at June 30, 2002 for purposes of presentation on a comparative basis.


NOTE 3:           PRINCIPAL VALUATION CRITERIA

                  The principal valuation and disclosure criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal year, are as follows:


Accounting estimates

                          In connection with the preparation of the financial statements at a given date, the management must make estimates and assessments that have an impact on the asset and liability amounts recorded and the contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as on the income and expenditure recorded for the year.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:  (Continued)

                           Management makes estimates, for instance, to calculate the bad debt allowance, depreciation and amortization charges, recoverable value of current and non-current assets, income tax charge and provisions for contingencies at a given date. Nevertheless, the actual future results may differ from the estimates and assessments made when the financial statements at a given date are prepared.

                  b.       Local currency assets and liabilities

                           The local currency assets and liabilities have been stated at year-end currency.

                  c.       Foreign currency assets and liabilities

                           Foreign currency assets and liabilities have been translated at the official rate of exchange in effect at June 30, 2002.

Current investments
                           Mutual funds units, notes and negotiable obligations have been valued at their year-end quotation value.

                  e.       Inventories

                           1. Livestock for raising and grazing cattle have been
                              stated at their market value at the end of the year, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

                           2. Crops: at their quoted market value at the end of
                              the year, less estimated sale expenses.

                           3. The remaining inventories were valued at
                              replacement value.

                          The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the year.

                  f.      Non-current investments

                                Long-term investments in subsidiaries and related companies

                          The investments in subsidiaries and related companies on the decisions of which significant influence is exercised were valued by the equity method of accounting as required by Technical Pronouncement No. 5 of the Argentine Federation of Professional Councils in Economic Sciences.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:  (Continued)

                         Holdings at June 30, 2002 are as follows:

                                                 % PARTICIPATION ON CAPITAL
                   COMPANIES                                STOCK
------------------------------------------       ----------------------------
Inversiones Ganaderas S.A.                                  99.99
Futuros y Opciones.Com S.A.                                 70.00
Cactus Argentina S.A.                                       50.00
Agro Uranga S.A.                                            35.72
IRSA Inversiones y
Representaciones Sociedad Anonima                           19.85

                          Consolidated financial statements with Inversiones Ganaderas S.A. and Futuros and Opciones.com S.A. at June 30, 2002 and 2001 are presented as complementary information.

                          At March 31, 2002, our investment in IRSA was valued by the equity method of accounting as a result of a change of strategy according to which those shares are carried as a long-term investment. This decision was made as a result of the impact of the recent economic measures on the financial markets, which modified the original budget with respect to these types of investments.

                          Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and
                          (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years, and is shown under Other liabilities.

Other securities

                          The remaining investments correspond to non-listed securities which were valued at their restated cost.

Fixed assets


                          -        Purchase value:


                                   Valued at cost restated into year-end
                                   currency applying the coefficients mentioned in Note 2, based on the corresponding dates of origin.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:  (Continued)

                          -        Depreciation
                                   Calculated by the straight-line method based on the estimated useful lives of the assets as from the year of addition.

                          -        The carrying value
                                   The carrying value of such fixed assets does not exceed their recoverable values.

                  h.       Intangible assets

                           The goodwill corresponding to the purchase of the subsidiary company "Futuros y Opciones.com S.A." is valued at restated cost, which was calculated as the difference between the amount paid for that investment and its proportional equity value calculated at the time of the purchase, restated into year-end currency applying the coefficients mentioned in Note 2.

                           Amortization is determined based on the estimated useful life of the goodwill, which is five years.

                  i.       Loans with local financial institutions (Note 8.g.)

                           Financial liabilities in US currency, according to our legal counsellors advice, are included within the provisions of Decree 214 of February 3, 2002 and are not subject to the exceptions established by means of Decree 410 dated March 1, 2002, therefore these liabilities have been valuated at a $1 to U$ 1 rate.

                  j.       Shareholders' equity

                           The balances at the beginning of the year and the movements for the year were restated into year-end currency.

                  k.       Results for the year


                           The results for the year were adjusted as follows:
                           Income accounts were restated by applying adjusting coefficients to historical amounts.

                           The financial result was calculated at its actual value, net of the effect of inflation, and the result of exposure to inflation of net monetary positions is the counterpart of the adjustments made to all non-monetary balance sheet and income statement accounts, which were restated into year-end currency.

                           Financial results and the result of exposure to inflation were segregated into results generated by assets and those generated by liabilities.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


NOTE 3:  (Continued)


                  l.       Revenue recognition

                           The Company records revenue when products to its customers are delivered.

NOTE 4:           CAPITAL STOCK

                  The activity in the Company's shares during the last three financial years was as follows:



                              Authorized        Subscribed          Paid in
                                Pesos              Pesos             Pesos

                            --------------  ----------------  ----------------
Capital stock at June 30,     126,000,000       124,284,392       124,284,392
1999

Pursuant to a decision made
on March 3, 1999, the
Company's Board decided to
cancel the balance pending
subscription and payment.      (1,715,608)               --                --
                            --------------  ----------------  ----------------
Capital stock at June 30,     124,284,392       124,284,392       124,284,392
2002
                            ==============  ================  ================

                           At June 30, 2002 the share capital consisted of 124,284,392 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, of which 122,745,539 shares were outstanding and 1,538,853 shares had been purchased by the Company.


NOTE 5:           FUTURES

                  At June 30, 2002 the Company had arranged futures and options on the futures market as follows:


                  FUTURES - SEASON 2002/2003

=======================================================================
                                    Average price         Total amount
        Cereal         Tons            US$ (1)                 US$
-----------------------------------------------------------------------
Wheat-purchase         3,200            89.92               287,744
=======================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


NOTE 5:  (Continued)

                  FUTURES - C.B.O.T. - SEASON 2002/2003

==============================================================================
                                         Average price         Total amount
        Cereal         Tons                 US$ (1)                 US$
------------------------------------------------------------------------------
Wheat-purchase        2,720                 117.21               318,811
==============================================================================

                  FUTURES - C.B.O.T. - SEASON 2001/2002

==============================================================================
                                           Average price            Premium
       Cereal               Tons              US$ (1)               US$ (2)
------------------------------------------------------------------------------
  SOYBEAN-PURCHASE           2,720            172.42               468,982
SOYBEAN OIL-PURCHASE           544            408.49               222,219
==============================================================================

               OPTIONS - C.B.O.T. - PURCHASE CALL - SEASON 2001/2002

==============================================================================
                                          Average price            Premium
     Cereal             Tons                 US$ (1)               US$ (2)
------------------------------------------------------------------------------
    SOYBEAN             6,800                198.42                24,956
==============================================================================

               OPTIONS - C.B.O.T. - SELL CALL - SEASON 2001/2002

==============================================================================
                                         Average price            Premium
     Cereal            Tons                 US$ (1)               US$ (2)
------------------------------------------------------------------------------
    SOYBEAN            6,800                220.46              (18,088)
==============================================================================

                  At June 30, 2001 the Company had arranged futures and options on the forward market as follows:

                  FUTURES - SEASON 2000/2001

=============================================================================
                                           Average price         Total amount
         Cereal           Tons                US$ (1)                 US$
-----------------------------------------------------------------------------
Sunflower-purchase         1,600                170.17               272,272
Corn - purchase           39,200                 86.00             3,371,200
Wheat - purchase           1,700                131.35               223,295
Soybean - sell            28,000                153.81             4,306,680
Wheat - sell               1,700                132.50               225,250
=============================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:  (Continued)

                  OPTIONS - PURCHASE CALL - SEASON 2000/2001

==============================================================================
                                          Average price            Premium
 Cereal                 Tons                 US$ (1)               US$ (2)
------------------------------------------------------------------------------
SOYBEAN                27,200                172.70               134,927
==============================================================================

                  FUTURES - C.B.O.T. - SEASON 2000/2001

=============================================================================
                                           Average price         Total amount
    Cereal               Tons                 US$ (1)                 US$
-----------------------------------------------------------------------------
 CORN - SELL            8,128                 87.73               713,069
=============================================================================

                  FUTURES - SEASON 2001/2002

=============================================================================
                                           Average price         Total amount
         Cereal           Tons                US$ (1)                 US$
-----------------------------------------------------------------------------
Sunflower-purchase        7,200                163.00             1,173,600
Corn - purchase           6,200                 96.62               599,044
Wheat-purchase            4,900                112.82               552,818
Soybean - sell            4,000                155.23               620,920
=============================================================================

                  OPTIONS - PURCHASE CALL - SEASON 2001/2002

==============================================================================
                                            Average price            Premium
   Cereal                 Tons                 US$ (1)               US$ (2)
------------------------------------------------------------------------------
   CORN                    12,700                100.00                54,727
  SOYBEAN                   7,200                171.00                29,727
   WHEAT                   11,600                121.03                28,749
==============================================================================

                  FUTURES - C.B.O.T. - SEASON 2001/2002

=============================================================================
                                           Average price         Total amount
     Cereal              Tons                 US$ (1)                 US$
-----------------------------------------------------------------------------
  CORN - SELL            16,510                 93.85             1,549,464
SOYBEAN - SELL           14,960                173.47             2,595,111
 WHEAT - SELL             5,032                116.39               585,674
=============================================================================

                  OPTIONS - C.B.O.T. - SELL CALL - SEASON 2001/2002

==============================================================================
                                            Average price            Premium
   Cereal                 Tons                 US$ (1)               US$ (2)
------------------------------------------------------------------------------
  SOYBEAN                 13,600                220.46              (49,972)
==============================================================================

                Strike price without deducting expenses.
                Premiums paid (collected)

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)



NOTE 6:           INCOME TAX AND TAX ON MINIMUM HIPOTHETICAL INCOME

                          The Company determines the Income Tax charge at the
                  prevailing rate of 35% on the estimated taxable net income, without considering the effect of temporary differences between the accounting and tax-purpose results. At June 30, 2002, the Company has recognized an income tax charge amounting to $ 7,579,886.

                          Pursuant to Decree No. 935, published in the Official
                  Gazette on July 25, 2001, the Company is 100% exempt from the Tax on Minimum Hipothetical Income created by Law No. 25,063, published in the Official Gazette on December 30, 1998, applicable for fiscal years ended as from December 31, 1998. This tax is calculated at 1% of the Company's assets, determined on the basis of tax criteria.

                  The Company has not registered provision, by said tax, for this period, due to the exemption in force. Credit tax pertaining to previous years is registered in Other Current Tax Receivables, being computable said amount on account of the Income Tax. The balance of this account as of June 30, 2002 amounts to Ps. 2,046,948 and is stated net of the Income Tax provision.


NOTE 7:           MANAGEMENT AGREEMENT


                  The Company signed a management agreement with Consultores Asset Management S.A. (formerly, Consultores de Inversiones Bursatiles y Financieras S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

                  In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

                  The financial statements at June 30, 2002 include an accrual for an amount of Ps. 27,556 for this concept, not corresponding any charge for this period.

                  Since certain directors of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Consultores Asset Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders' Meeting held on October 25, 1994, in compliance with Article No. 271 of Law No. 19,550.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)



NOTE 8:    DETAILS OF BALANCE SHEET AND INCOME STATEMENT ACCOUNTS

a.   CASH AND BANKS

                                                                                                         June 30,
                                                                                            ------------------------------------
                                                                                                 2002                2001
                                                                                                 Pesos               Pesos
                                                                                            ---------------    -----------------
Cash                                                                                            67,742              202,308
Foreign currency (Schedule G)                                                                  738,439                3,966
Lecop currency                                                                                  80,922                    -
Local currency checking account                                                              3,576,434              780,562
Patacones currency checking account                                                             44,337                    -
Lecop currency checking account                                                                 34,074                    -
Foreign currency checking account (Schedule G)                                              33,968,935               94,014
Local currency saving account                                                                  561,017               33,705
Foreign currency saving account (Schedule G)                                                         -               82,099
Checks to be deposited                                                                         263,034            1,738,075
                                                                                          ------------         ------------
                                                                                            39,334,934            2,934,729
                                                                                          ============         ============


b.    INVESTMENTS

                                                                                                         June 30,
                                                                                            ------------------------------------
                                                                                                 2002                2001
                                                                                                 Pesos               Pesos
                                                                                            ---------------    -----------------
CURRENT
Schedule C                                                                                           84,100          111,591,719
                                                                                               ------------         ------------
                                                                                                     84,100          111,591,719
                                                                                               ============         ============


NON-CURRENT
Schedule C                                                                                      117,798,406           27,968,626
                                                                                               ------------         ------------
                                                                                                117,798,406           27,968,626
                                                                                               ============         ============

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 (Continued)

        C. TRADE ACCOUNTS RECEIVABLE

                                                                    June 30,
                                                            -------------------------
                                                               2002          2001
                                                               Pesos         Pesos
                                                            ----------     ----------
CURRENT
Accounts receivable in local currency                        6,384,307     10,579,087
Accounts receivable in foreign currency (Schedule G)        10,843,906            -
Less:
Provision for defaulting debtors                              (689,863)    (1,055,648)
                                                            ----------     ----------
                                                            16,538,350      9,523,439

Subsidiaries and related companies Law 19,550 Article 33:
   Cactus Argentina S.A                                        141,136            -
   IRSA Inversiones y Representaciones Sociedad Anonima         42,337            -
                                                            ----------     ----------
                                                            16,721,823      9,523,439
                                                            ==========     ==========


        D. OTHER RECEIVABLES AND PREPAID EXPENSES



                                                                    June 30,
                                                             ------------------------
                                                                2002          2001
                                                               Pesos         Pesos
                                                             ---------     ----------
CURRENT
Other (Schedule G)                                           2,499,568        408,381
Prepaid leases                                               2,368,941      4,780,536
Tax on Minimum Hypothetical Income (Note 6)                        -        3,647,961
Guarantee deposits (Schedule G)                                733,580      3,583,446
Secured by mortgage and under legal proceedings                593,531      5,211,712
Prepaid expenses                                               418,196      1,209,464
Surety bonds received                                          375,279        733,821
Tax prepayments                                                 30,847      4,746,108
Subsidiaries and related companies Law 19,550 Article 33:
   Cactus Argentina S.A                                        254,767        403,227
   Futuros y Opciones.Com S.A                                   23,603            -
   Inversiones Ganaderas S.A                                       -          214,574
   IRSA Inversiones y Representaciones S.A                       8,195            -
                                                             ---------     ----------
                                                             7,306,507     24,939,230
                                                             =========     ==========

NON-CURRENT
Secured by mortgage                                          1,368,423      2,903,769
Prepaid leases                                                 157,095        351,972
Other                                                           95,430        186,604
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A                                           434,607            -
                                                             ---------      ---------
                                                             2,055,555      3,442,345
                                                             =========      =========

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 (Continued)


        E. INVENTORIES

                                                                     June 30,
                                                            --------------------------
                                                               2002           2001
                                                               Pesos          Pesos
                                                            ----------     ----------
CURRENT
Livestock                                                    6,433,344     10,293,378
Crops                                                       22,455,846     11,038,501
Unharvested crops                                              743,668      1,367,914
Seeds and fodder                                               358,670        378,554
Materials and others                                         2,645,742      2,303,737
Advances to suppliers                                          988,549         71,461
                                                            ----------     ----------
                                                            33,625,819     25,453,545
                                                            ==========     ==========
NON-CURRENT
Livestock                                                   24,154,956     46,018,882
Unharvested crops                                                  -            5,989
                                                            ----------     ----------
                                                            24,154,956     46,024,871
                                                            ==========     ==========

        F. TRADE ACCOUNTS PAYABLES

                                                                    June 30,
                                                            --------------------------
                                                               2002           2001
                                                               Pesos          Pesos
                                                            ----------     ----------
CURRENT
Suppliers in local currency                                  4,351,635     13,241,694
Suppliers in foreign currency (Schedule G)                   7,793,681            -
Subsidiaries and related companies Law 19,550 Article 33:
   IRSA Inversiones y Representaciones Sociedad Anonima        131,345        254,000
   Cactus Argentina S.A                                         20,506        649,912
Notes                                                              -          365,609
                                                            ----------     ----------
                                                            12,297,167     14,511,215
                                                            ==========     ==========
NON-CURRENT
Notes (Schedule G)                                                 -          487,694
                                                            ----------     ----------
                                                                   -          487,694
                                                            ==========     ==========

                            CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


NOTE 8 Continued

       G. LOANS
                                                                 June 30,
                                                          ----------------------
                                                            2002        2001
                                                            Pesos       Pesos
                                                          ---------   ----------
CURRENT
Local financial loans (Note 3.i.) (1)                     6,649,068    7,966,345
Foreign financial loans (Schedule G) (1)                        -     18,641,489
                                                          ---------   ----------
                                                          6,649,068   26,607,834
                                                          =========   ==========

(1) Includes a Ps. 0,7 million loan garanteed by 14,851,299 IRSA common shares


       H. SALARIES AND SOCIAL SECURITY PAYABLE

                                                                 June 30,
                                                            --------------------
                                                              2002         2001
                                                             Pesos        Pesos
                                                            -------      -------
CURRENT
Social security administration                              154,299      153,949
Salaries payable                                            606,628      259,550
Health care scheme                                           25,263       51,910
Other                                                        15,582       29,606
                                                            -------      -------
                                                            801,772      495,015
                                                            =======      =======

                            CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 Continued

       I. TAXES PAYABLE

                                                                      June 30,
                                                            --------------------------
                                                                 2002           2001
                                                                Pesos          Pesos
                                                             ----------      ---------
CURRENT
Income tax                                                    6,834,922            -
Tax on Minimum Hypothetical Income (Note 6)                  (2,046,948)           -
Value Added Tax                                               1,123,498            -
Property tax payable                                            200,784        304,361
Taxes withheld for income tax                                   157,411         42,233
Gross sales taxes                                                33,079            -
Taxes withheld-Gross sales taxes                                  3,322          8,772
Debt tax                                                            -           20,704
                                                             ----------      ---------
                                                              6,306,068        376,070
                                                             ==========      =========

        J. OTHER

                                                                      June 30,
                                                            --------------------------
                                                                 2002           2001
                                                                Pesos          Pesos
                                                             ----------      ---------
CURRENT
Accrual for other expenses (Schedule G)                       4,999,252      3,713,960
Advances received (Schedule G)                                      -          782,160
IRSA negative goodwill                                          691,966            -
Accrual for Directors' Fees                                     410,347        666,391
Advances to Directors                                          (115,421)      (436,913)
Accrual for cereal expenses                                     182,809        326,700
Accrual for Management fees (Note 7)                             27,556        442,024
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A                                       618,441            -
Futuros y Opciones.Com S.A                                      331,440            -
                                                             ----------      ---------
                                                              7,146,390      5,494,322
                                                             ==========      =========
NON-CURRENT
IRSA negative goodwill                                       12,974,361            -
                                                             ----------      ---------
                                                             12,974,361            -
                                                             ==========      =========

                            CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 Continued

       K. FINANCIAL RESULTS

                                                                      June 30,
                                                             -------------------------
                                                                 2002           2001
                                                                Pesos          Pesos
                                                             ----------      ---------
Generated by assets:
Exchange differences and discounts                            5,899,605       (298,462)
Interest income                                               1,884,457      1,515,165
Reference stabilitation index (CER)                             651,877            -
Tax on debts and credits                                       (755,034)      (182,591)
Holding results                                              (3,020,556)           -
Holding results and operations of stocks and bonds          (10,701,230)    11,162,154
Inflation adjustment                                         (5,935,912)           -
                                                            -----------     ----------
                                                            (11,976,793)    12,196,266
                                                            ===========     ==========
Generated by liabilities
Holding results                                              12,220,368            -
Inflation adjustment                                          1,770,919            -
Debt tax                                                            -          (80,119)
Reference stabilitation index (CER)                          (1,577,746)           -
Interest expense
Subsidiaries and related companies Law 19,550 Article 33:
  IRSA Inversiones y Representaciones Sociedad Anonima         (410,163)           -
  Others                                                     (1,913,656)    (1,085,784)
Exchange differences and discounts                           (4,950,982)         2,532
                                                            -----------     ----------
                                                              5,138,740     (1,163,371)
                                                            ===========     ==========

                            CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


NOTE 9


A) BASED ON THEIR ESTIMATED COLLECTION OR PAYMENT TERM (IN PESOS)

-----------------------------------------------------------------------------------------------------------------------
Based an their estimated                                                                          Other
       collection                             Current               Trade accounts           receivables and
     or payment term                         investments              receivable             prepaid expenses
-----------------------------------------------------------------------------------------------------------------------
                                          2002        2001        2002          2001       2002            2001
-----------------------------------------------------------------------------------------------------------------------
1st quarter 2003/2002 financial year           -           -   16,721,823    9,310,824   4,015,054      6,763,263
2nd quarter 2003/2002 financial year           -           -            -            -           -        640,941
3rd quarter 2003/2002 financial year           -           -            -            -      47,851        684,390
4th quarter 2003/2002 financial year           -           -            -            -     436,737      2,727,638
1st quarter 2004/2003 financial year           -           -            -            -           -              -
2nd quarter 2004/2003 financial year           -           -            -                                  74 988
3rd quarter 2004/2003 financial year           -           -                                56,464        684,390
4th quarter 2004/2003 financial year           -           -                               436,737
1st quarter 2005/2004 financial year           -           -            -            -           -              -
2nd quarter 2005/2004 financial year           -           -            -            -           -              -
3rd quarter 2005/2004 financial year           -           -            -                   66,627         88,482
4th quarter 2005/2004 financial year           -           -                               436,737        684,390
1st quarter 2006/2005 financial year           -           -            -            -           -              -
2nd quarter 2006/2005 financial year           -           -            -                  371,858        104,409
3rd quarter 2006/2005 financial year           -           -            -                                 684,390
4th quarter 2006/2005 financial year           -           -            -            -           -              -
lst quarter 2007/2006 financial year           -           -            -            -           -              -
2nd quarter 2007/2006 financial year           -           -            -                                 582,723
3rd quarter 2007/2006 financial year           -           -            -
Overdue                                                                                    212,615
With no stated term                       84,100 111,591,719            -                3,493,997     14,661,571
-----------------------------------------------------------------------------------------------------------------------
Total                                     84,100 111,591,719    16,721,823   9,523,439   9,362,062     28,381,575
=======================================================================================================================


------------------------------------------------------------------------------------------------------------------
Based on their estimated                                                                   Salaries payable
       collection                                                                            and social
    or payment term                           Trade payables         Bank loans            security payable
------------------------------------------------------------------------------------------------------------------
                                            2002          2001    2002        2001       2002             2001
------------------------------------------------------------------------------------------------------------------
1st quarter 2003/2002 financial year    12,297,167    14,511,215  6,649,068 26,607,834   801,772         495,015
2nd quarter 2003/2002 financial year             -             -          -          -         -               -
3rd quarter 2003/2002 financial year             -             -          -          -         -               -
4th quarter 2003/2002 financial year             -             -          -          -         -               -
1st quarter 2004/2003 financial year             -             -          -          -         -               -
2nd quarter 2004/2003 financial year             -             -          -          -         -               -
3rd quarter 2004/2003 financial year             -             -          -          -         -               -
4th quarter 2004/2003 financial year             -       487,694          -          -         -               -
1st quarter 2005/2004 financial year             -             -          -          -         -               -
2nd quarter 2005/2004 financial year             -             -          -          -         -               -
3rd quarter 2005/2004 financial year             -             -          -          -         -               -
4th quarter 2005/2004 financial year             -             -          -          -         -               -
1st quarter 2006/2005 financial year             -             -          -          -         -               -
2nd quarter 2006/2005 financial year             -             -          -          -         -               -
3rd quarter 2006/2005 financial year             -             -          -          -         -               -
4th quarter 2006/2005 financial year             -             -          -          -         -               -
lst quarter 2007/2006 financial year             -             -          -          -         -               -
2nd quarter 2007/2006 financial year             -             -          -          -         -               -
3rd quarter 2007/2006 financial year             -             -          -          -         -               -
Overdue
With no stated term                              -             -          -          -         -               -
------------------------------------------------------------------------------------------------------------------
Total                                    12,297,167   14,998,909  6,649,068 26,607,834    801,772        495,015
==================================================================================================================


--------------------------------------------------------------------------------------
Based on their estimated
       collection                                                         Other
     or payment term                           Taxes payable           liabilities
----------------------------------------------------------------------------------------
                                           2002           2001       2002       2001
----------------------------------------------------------------------------------------
1st quarter 2003/2002 financial year            -       376,070   5,504,543   5,494,322
2nd quarter 2003/2002 financial year    6,306,068             -           -           -
3rd quarter 2003/2002 financial year            -             -           -           -
4th quarter 2003/2002 financial year            -             -           -           -
1st quarter 2004/2003 financial year            -             -           -           -
2nd quarter 2004/2003 financial year            -             -           -           -
3rd quarter 2004/2003 financial year            -             -           -           -
4th quarter 2004/2003 financial year            -             -           -           -
1st quarter 2005/2004 financial year            -             -           -           -
2nd quarter 2005/2004 financial year            -             -           -           -
3rd quarter 2005/2004 financial year            -             -           -           -
4th quarter 2005/2004 financial year            -             -           -           -
1st quarter 2006/2005 financial year            -             -           -           -
2nd quarter 2006/2005 financial year            -             -           -           -
3rd quarter 2006/2005 financial year            -             -           -           -
4th quarter 2006/2005 financial year            -             -           -           -
lst quarter 2007/2006 financial year            -             -           -           -
2nd quarter 2007/2006 financial year            -             -           -           -
3rd quarter 2007/2006 financial year            -             -           -           -
Overdue
With no stated term                             -             -     949,881           -
----------------------------------------------------------------------------------------
Total                                    6,306,068      376,070   6,454,424   5,494,322
========================================================================================



B) ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO THE INTEREST RATE THAT THEY ACCRUED (IN PESOS)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                         Other
  Interest rate that               Current                Trade accounts            receivables,and
     they accrue                 investments                 receivable             prepaid expenses           Trade payables
-------------------------------------------------------------------------------------------------------------------------------
                              2002          2001        2002          2001       2002            2001        2002          2001
-------------------------------------------------------------------------------------------------------------------------------
At fixed interest rate           -             -           -             -    2,116,351      4,016,724           -            -
At Variable interest rate   84,100    11,361,469           -             -      643,626      4,287,825           -            -
Non-interest bearing             -   100,230,250  16,721,823     9,523,439    6,602,085     20,077,026  12,297,167   14,998,909
-------------------------------------------------------------------------------------------------------------------------------
Total                       84,100   111,591,719  16,721,823     9,523,439    9,362,062     28,381,575  12,297,167   14,998,909
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                            Salaries payable
  Interest rate that                                            and social                                          Other
    they accrue                       Bank loans            security payable          Taxes payable             liabilities
-------------------------------------------------------------------------------------------------------------------------------
                                   2002        2001         2002         2001        2002         2001       2002         2001
-------------------------------------------------------------------------------------------------------------------------------
At fixed interest rate        6,448,302  26,194,732            -            -           -            -           -            -
At Variable interest rate             -           -            -            -           -            -           -            -
Non-interest bearing            200,766     413,102      801,772      495,015   6,306,068      376,070   6,454,424    5,494,322
-------------------------------------------------------------------------------------------------------------------------------
Total                         6,649,068  26,607,834      801,772      495,015   6,306,068      376,070   6,454,424    5,494,322
-------------------------------------------------------------------------------------------------------------------------------

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 10:          RESTRICTIONS ON PROFIT DISTRIBUTION

                  According to the Commercial Companies Law, the by-laws and Resolution No. 368/2001 of the Argentine Securities and Exchange Commission, the Company is required to allocate 5% of the profit for the year, plus or minus prior year adjustments, to the Legal Reserve, until that reserve reaches 20% of the adjusted capital.


NOTE 11:          SALE OF PROPERTIES

                  a. On August 3, a bill of sale was signed for El Silencio farm, which covers 397 hectares in the District of Rojas, Province of Buenos Aires. The sale price of the farm was agreed at US$ 1,029,400. This sale generated a profit of $ 199,814 stated in year-end currency.

                  During the current year the Company sold El Coro farm, which covers 10,321 hectares in the District of Rio Seco, Province of Cordoba. The sale was carried out in four fractions, according to the following detail:

----------------------------------------------------------------------------
   Date                 Hectares               Currency         Amount
----------------------------------------------------------------------------
 11-20-01                 5,649                  US$              4,519,200
 05-30-02                 2,350                   $               1,702,500
 05-31-02                  890                    $                 582,583
 06-18-02                 1,432                   $               1,000,000
----------------------------------------------------------------------------
                  This sale generated profits amounting to $ 3,035,595 stated in year-end currency.

                  c. On May 8, 2002 a bill of sale was signed for La Sofia farm, which covers 6,149 hectares in the District of Rio Cuarto, Province of Cordoba. The sale price was US$ 10,000,000. This sale generated a profit of $ 11,520,514.

NOTE 12:          STOCK OPTION PLAN

                  As resolved at the Shareholder's General Extraordinary Meeting held on November 19, 2001 and the December 7, 2001 Board of Directors' decision, a stock option plan was initiated for the subscription of treasury stock of the company's portfolio for a period of 30 consecutive days. The stock remaining after the expiry of the 30 day period will be offered at a price of Ps. 1 plus the interest accrued since the adjudication, at an annual rate of LIBO for deposits at 180 days. Of this remnant two thirds of the options corresponding to the Stock Option Plan will be allocated by the Board of Directors of the Company among certain executive officers. The remaining one third of the options will be allocated by the Board of Directors six months after the initial allocation and up to three months prior to the expiry of the period for exercising the options, among any of the company's employees or executive officers.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 12: (Continued)

                  During January 2002, the preferred stock offer was issued for a total of 2,353 stocks by a nominal value of Ps. 1 each.

                  A trust indenture covering 3,073,437 shares was signed in February 2002, in order to transfer title under the trust to the trustee for the benefit of the Payers of the Option.

                  In April and June 2002, certain Company executives exercised their pre-emptive rights over treasury stock, covering 480,000 shares of $ 1 par value each, with a restated value at year-end amounting to $ 545,160.



NOTE 13:          SUBSCRIPTION OF CONVERTIBLE DEBT SECURITIES

                         The Annual General and Extraordinary Shareholders'
                  Meeting held on March 8, 2002 approved:


                  a) The issuance of Convertible debt securities, non convertible into common shares of the Company ("ONC"), for a nominal value not exceeding US$ 50.000.000 (or their equivalent in other currencies) for a maximum term of five years and a fixed annual interest rate not exceeding 12%.

                  b) The issuance of Convertible debt securities, convertible into Common Shares of the Company ("ONC") for a nominal value not exceeding US$ 50.000.000 (or their equivalent in other currencies) for a term of five years or more according to the Board of Directors instructions, and a fixed annual interest rate not exceeding 12% or a variable rate referred to a rate such a LIBO plus a spread not higher than 10%.

                  c) The subscription option corresponding to the holders of debt securities, with a premium determined by the Board of Directors between 20% y 30% on the conversion price of the debt security, with a value which will remain stable in terms of US dollars and the exercising right will be carried out quarterly, solely for the holders of debt securities who would have exercised their conversion rights.

                  Net proceeds from the issuance of debt securities will be utilized to integrate the working capital, investments in fixed assets or capital contributions to controlled subsidiaries including IRSA Inversiones y Representaciones Sociedad Anonima and the subscription of Convertible debt securities issued by such company - whose produce is destined to projects or businesses in the Argentine Republic or to refinance or cancel liabilities of the company.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)




NOTE 13: (Continued)


                  Likewise, it was agreed the delegation to the Board of Directors of the power to negotiate and request the quotation of the issuance of debt securities at the Bolsa de Comercio de Buenos Aires, at the NASDAQ and/or Electronic Open Market and/or any other private or public market or stock exchange in the country or abroad.

                  At the date of presentation of the financial statements the Company has filed a final Offering Circular for Issue of Negotiable Obligations with the control authorities, which is pending approval.



NOTE 14:          SUBSEQUENT EVENTS

                  On August 30, 2002 the Company's Board of Directors approved the signing of a final merger agreement with the Absorbed Companies (see Note 1) Agro Riego San Luis S.A. and Colonizadora Argentina S.A.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                  FIXED ASSETS
                   For the years ended June 30, 2002 and 2001
                               (Notes 1, 2 and 3)


                                                                                             SCHEDULE A
 ------------------------------------------------------------------------------------------------------
                                  Value at        Additions      Additions    Deductions      Value at
                                 the beginning      from          and/or        and/or       the end of
                                 of the year       merger        transfers     transfers        year
       Principal Account            Pesos           Pesos          Pesos         Pesos         Pesos
 ------------------------------------------------------------------------------------------------------
 Real estate                    116,150,103               -         77,200    29,757,834     86,469,469
 Wire fences                      4 039,244               -         90,608       148,607      3,981,245
 Watering troughs                 3,272,902               -          3,627       497,546      2,778,983
 Alfalfa fields and meadows       2,823,871               -        427,590     1,042,084      2,209,377
 Buildings and constructions      7,093,219               -          8,116     2,141,064      4,960,271
 Machinery                       11,749,954               -              -     1,805,329      9,944,625
 Vehicles                         1,014,968                              -        89,637        925,331
 Tools                              169,410               -          4,686         6,821        167,275
 Furniture and equipment            972,133               -         21,327        70,104        923,356
 Breeding livestock                 307,422               -              -        71,452        235,970
 Corral and leading lanes           499,722               -          5,062        27,701        477,083
 Roads                              987,547               -        134,598             -      1,122,145
 Facilities                       5,900,717               -         46,223       861,057      5,085,883
 Computer equipment               1,986,986               -         29,522     1,168,496        848,012
 Planes                               9,298               -              -             -          9,298
 Silo plants                      1,072,572               -              -       136,986        935,586
 Constructions in progress        1,598,755               -        170,393             -     1 ,769,148
 Advances to suppliers               99,057               -          6,043             -        105,100
 ------------------------------------------------------------------------------------------------------
 Total at June 30, 2002         159,747,880               -      1,024,995    37,824,718    122,948,157
 ------------------------------------------------------------------------------------------------------
 Total at June 30, 2001         140,011,961      30,904,428      3,730,510    14,899,018    159,747,881
 ------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
                                                            Depreciation
                               --------------------------------------------------------------------------- Net carrying Net carrying
                                         Accumulated   Additions               Current year    Accumulated    value at     value at
                               Rate   at the beginning   from         Decrease                at the end of  June 30,      June 30,
                                  %      of the year    merger     of the year    Amount          year         2002         2001
       Principal Account                    Pesos        Pesos        Pesos        Pesos          Pesos       Pesos         Pesos
 -----------------------------------------------------------------------------------------------------------------------------------
 Real estate                        -              -           -            -            -             -    86,469,469   116,150,103
 Wire fences                        3        698,285           -      11 ,831      113 262       799,716     3,181,529     3,340,959
 Watering troughs                   3        511,243           -      120,740      141,900       532,403     2,246,580     2,761,659
 Alfalfa fields and meadows  13-25-50      1,544,320          -      547,899      463,541     1,459,962       749,415     1,279,551
 Buildings and constructions        2      2,455,963           -      797,892       80,981     1,739,052     3,221,219     4,637,256
 Machinery                         10      5,230,015           -      677,102      907,752     5,460,665     4,483,960     6,519,939
 Vehicles                          20        494,020           -       68,649      181,903       607,274       318,057       520,948
 Tools                             10         87,819           -        6,554       13 076        94,341        72,934        81,591
 Furniture and equipment           10        505,514                   45,081       73,137       533 570       389,786       466,619
 Breeding livestock                20        256,775           -       71,451       49,082       234,406         1,564        50,647
 Corral and leading lanes           3         64,252           -       11,222       14,436        67,466       409 617       435,470
 Roads                             10        384,725           -            -      101,910       486,635       635,510       602,822
 Facilities                  10-20-33      1,602,006           -      147,557      548,130     2,002,579     3,083,304     4,298,711
 Computer equipment                20      1,149,728           -      634,272      145,105       660,561       187,451       837,258
 Planes                            10          9,298           -            -            -         9,298             -             -
 Silo plants                        2        118,214           -          783       51,411       168,842       766,744       954,358
 Constructions in progress          -              -           -            -            -             -     1,769,148     1,598,755
 Advances to suppliers              -              -                        -            -                     105,100        99,057
 -----------------------------------------------------------------------------------------------------------------------------------
 Total at June 30, 2002             -     15,112,177           -    3,141,033    2,885,626    14,856,770   108,091,387             -
 -----------------------------------------------------------------------------------------------------------------------------------
 Total at June 30, 2001             -     12,326,898    2,040,079   2,227,875    2 973,076    15,112,178              -  144,635,703
 -----------------------------------------------------------------------------------------------------------------------------------

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                               INTANGIBLE ASSETS
                   For the years ended June 30, 2002 and 2001
                               (Notes 1, 2 and 3)

                                                                                                                          SCHEDULE B
====================================================================================================================================
                                                                                     Amortization
                                                                   --------------------------------------------    Net         Net
                                                                                     Current year               carrying   carrying
                         Value at the    Additions     Value at       Accumulated    ------------  Accumulated   value at   value at
                          beginning       and/or      the end of   at the beginning  Rate  Amount at the end of  June 30,  June 30,
                         of the year    deductions       year          of year         %     (1)       year         2002      2001
Principal Account          Pesos           Pesos         Pesos          Pesos               Pesos     Pesos         Pesos     Pesos
------------------------------------------------------------------------------------------------------------------------------------
Futuros y
  Opciones.Com
  S.A. Goodwill          2,936,592           -         2,936,592       587,318        20   587,317   1,174,635   1,761,957 2,349,274
------------------------------------------------------------------------------------------------------------------------------------
Total at June 30, 2002   2,936,592           -         2,936,592       587,318         -   587,317   1,174,635   1,761,957         -
------------------------------------------------------------------------------------------------------------------------------------
Total at June 30, 2001   2,936,592           -         2,936,592          -            -   587,318     587,318             2,349,274
====================================================================================================================================

(1) The amortization of the year is included in Income Statement under item Loss from related companies

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                   INVESTMENTS
                   For the years ended June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)
                                                                      SCHEDULE C


====================================================================================================================================
                                                                              Value at         Value at
                                                                              June 30,         June 30,           Market
       Type and characteristics                                                 2002             2001             value
           of the securities                                      Amount        Pesos            Pesos
------------------------------------------------------------------------------------------------------------------------------------
 CURRENT INVESTMENTS
 Mutual Funds
        Fondo Letes Banco Frances                                 11,725          1,063                -         0.090661
        Fondo Letes Banco Rio                                      1,891          2,961                -         1.565838
        Fondo plazo fijo Banco Rio en dolares                      1,777          2,746                -         1.545301
        Banco Frances en dolares                                                      -           31,056
        Banco Provincia Buenos Aires en dolares                                       -           16,742
        Superfondo Banco Rio en dolares                                               -           25,940
        Fondo Quantum Dolphin en dolares                                              -        9,777,184
                                                                          ----------------------------------
                                                                                  6,770        9,850,922
                                                                          ----------------------------------
 Notes
        Bocon Pro 1                                                                   -        1,510,547
        Bonos Global 2010                                        110,000         77,330                -         0.703000
                                                                          ----------------------------------
                                                                                 77,330        1,510,547
                                                                           ----------------------------------
 Shares
        IRSA                                                                          -       56,529,539
        ADRs IRSA                                                                     -       43,700,711
                                                                          ----------------------------------
                                                                                             100,230,250
                                                                          ----------------------------------
 Total current investments                                                       84,100      111,591,719
                                                                          ==================================
 NON-CURRENT INVESTMENTS
 RELATED COMPANIES LAW 19,550. ARTICLE 33
 AGRO-URANGA S.A.                                                                                                unlisted
 Shares                                                          893,069      3,831,567        3,929,755
 Contribution on account of future subscriptions of shares                        7,002            7,002
 Higher value of property                                                     9,952,947        9,952,947
                                                                          ----------------------------------
                                                                             13,791,516       13,889,704
                                                                          ----------------------------------

 INVERSIONES GANADERAS S.A                                                                                       unlisted
 Shares                                                        5,326,588      8,770,437       10,336,561
 Contribution on account of future subscriptions of shares                      649,559          649,560
                                                                          ----------------------------------
                                                                              9,419,996       10,986,121
                                                                          ----------------------------------

 CACTUS ARGENTINA S.A.                                                                                           unlisted
 Shares                                                          650,000        391,269          412,840
 Contribution on account of future subscriptions of shares                    1,901,369        1,552,870
                                                                          ----------------------------------
                                                                              2,292,638        1,965,710
                                                                          ----------------------------------

 FUTUROS Y OPCIONES.COM S.A.                                                                                     unlisted
 Shares                                                            8,400     (1,532,897)      (1,153,131)
 Contribution on account of future subscriptions of shares                    2,427,700        2,261,777
                                                                          ----------------------------------
                                                                                894,803        1,108,646
                                                                          ----------------------------------

 IRSA Inversiones y Representaciones S.A.
 Shares                                                       41,165,890     91,381,008                -          listed
                                                                          ----------------------------------
                                                                             91,381,008
                                                                          ----------------------------------
                                                               Subtotal     117,779,961       27,950,181
                                                                          ----------------------------------
 OTHERS
 Coprolan                                                                        18,445           18,445         unlisted
                                                                          ----------------------------------
                                                               Subtotal          18,445           18,445
                                                                          ----------------------------------
 Total non-current investments                                              117,798,406       27,968,626
====================================================================================================================================


====================================================================================================================================
                                                                     INFORMATION ON THE ISSUER
                                                                                                Latest financial statements
                                                                Principal activity         Capital       Income/loss   Shareholders'
       Type and characteristics                                                                         for the year     Equity
           of the securities                                                                Pesos           Pesos         Pesos
------------------------------------------------------------------------------------------------------------------------------------
 CURRENT INVESTMENTS
 Mutual Funds
        Fondo Letes Banco Frances
        Fondo Letes Banco Rio
        Fondo plazo fijo Banco Rio en dolares
        Banco Frances en dolares
        Banco Provincia Buenos Aires en dolares
        Superfondo Banco Rio en dolares

        Fondo Quantum Dolphin en dolares


 Notes
        Bocon Pro 1
        Bonos Global 2010

 Shares
        IRSA
        ADRs IRSA

 Total current investments

 NON-CURRENT INVESTMENTS
 RELATED COMPANIES LAW 19,550. ARTICLE 33
 AGRO-URANGA S.A.                                               Agricultural and
 Shares                                                         livestock                  2,500,000       2,893,701     10,987,929
 Contribution on account of future subscriptions of shares
 Higher value of property

 INVERSIONES GANADERAS S.A                                      Raising and grazing        5,326,589      (1,566,131)     9,432,269
 Shares                                                         cattle
 Contribution on account of future subscriptions of shares



 FUTUROS Y OPCIONES.COM S.A.                                    Exploitation and           1,300,000         (43,138)     4,585,283
 Shares                                                         administraton of
 Contribution on account of futurE subscriptions of shares      agricultural and beef
                                                                cattle products

 CACTUS ARGENTINA S.A.                                          Gives information             12,000      (1,035,374)     1,278,290
 Shares                                                         about markets and
 Contribution on account of future subscriptions of shares      services of economic
                                                                and financial
                                                                consulting through
                                                                internet
 IRSA Inversiones y Representaciones S.A.
 Shares                                                         Real state               207,411,990    (499,618,575)   460,417,992


 OTHERS
 Coprolan                                                                                          -               -              -

 Total non-current investments
====================================================================================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                            ALLOWANCES AND PROVISIONS
                   For the years ended June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)



                                                                      SCHEDULE E

===========================================================================================================
     Item                           Opening balances  Increases    Inflation     Value at        Value at
                                                                   adjustment  June 30, 2002  June 30, 2001
                                         Pesos         Pesos (1)     Pesos         Pesos          Pesos
-----------------------------------------------------------------------------------------------------------
DEDUCTED FROM ASSETS
  Defaulting debtors                     1,055,648     207,324      (573,109)     689,863        1,055,648
-----------------------------------------------------------------------------------------------------------
Total at June 30, 2002                   1,055,648     207,324      (573,109)     689,863              -
-----------------------------------------------------------------------------------------------------------
Total at June 30, 2001                     928,547     127,101           -            -          1,055,648
===========================================================================================================


(1) The accounting appropriation is included in Schedule H

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                  COST OF SALES
                   For the years ended June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)


                                                                      Schedule F

=================================================================================================================
                                                             CROPS                      BEEF CATTLE
                                                 ----------------------------------------------------------------
                                                 JUNE 30, 2002  JUNE 30, 2001   JUNE 30, 2002   JUNE 30, 2001
                                                     PESOS           PESOS           PESOS          PESOS
                                                 ----------------------------------------------------------------
 INVENTORIES AT THE BEGINNING OF THE YEAR
 Beef cattle                                                 -              -      52,487,234      57,198,448
 Crops                                              11,038,501     16,469,108               -               -
 Unharvested crops                                   1,373,903        937,092               -         154,688
 Seeds and fodder                                            -              -         207,409         213,843
 Materials                                           2,075,311      1,594,326               -               -
                                                 ----------------------------------------------------------------
                                                    14,487,715     19,000,526      52,694,643      57,566,979
 Additions from merger                                       -      2,231,158               -          61,474
 Holding results                                       671,586              -     (15,318,150)       (567,547)
 Commodities market results                         (1,902,799)      (202,186)              -               -
 Transfer of Inventories to expenses                  (111,759)             -               -        (154,688)
 Transfer of Inventories to fixed assets              (426,230)      (258,052)              -               -
 Transfer of Unharvested crops to expenses         (19,746,956)   (13,953,905)       (339,690)       (273,027)
 Recovery of Inventories                                     -              -         678,438         511,877
 Purchases                                          18,481,990     14,950,502       1,169,016       3,720,919
 Operating expenses (Schedule H)                    28,046,672     19,980,510       9,931,102      12,537,225
 LESS:
 INVENTORIES AT THE END OF THE YEAR
 Beef cattle                                                 -              -     (29,281,711)    (52,487,234)
 Crops                                             (22,455,846)   (11,038,501)              -               -
 Unharvested crops                                    (743,668)    (1,373,903)              -               -
 Seeds and fodder                                            -             -         (255,897)       (207,410)
 Materials                                          (2,447,807)    (2,075,311)              -               -
                                                 ----------------------------------------------------------------
Cost of Sales                                       13,852,898     27,260,838      19,277,751      20,708,568
=================================================================================================================

=================================================================================================================

                                                             MILK                           OTHERS
                                                 ----------------------------------------------------------------
                                                  JUNE 30, 2002  JUNE 30, 2001    JUNE 30, 2002  JUNE 30, 2001
                                                       PESOS          PESOS            PESOS          PESOS
                                                 ----------------------------------------------------------------
 INVENTORIES AT THE BEGINNING OF THE YEAR
 Beef cattle                                          3,825,026      4,266,063                 -             -
 Crops                                                        -              -                 -             -
 Unharvested crops                                            -              -                 -             -
 Seeds and fodder                                       171,145          7,258                 -             -
 Materials                                               13,889         47,784           214,537        86,464
                                                 ----------------------------------------------------------------
                                                      4,010,060      4,321,105           214,537        86,464
 Additions from merger                                        -              -                 -       256,116
 Holding results                                     (1,861,339)      (748,637)          (57,756)            -
 Commodities market results                                   -              -                 -             -
 Transfer of Inventories to expenses                          -              -                 -             -
 Transfer of Inventories to fixed assets                      -              -           (23,037)      (67,567)
 Transfer of Unharvested crops to expenses             (176,078)      (223,975)         (277,012)     (495,645)
 Recovery of Inventories                               (678,438)      (511,877)                -             -
 Purchases                                              298,815        396,837           316,843       454,987
 Operating expenses (Schedule H)                      3,033,545      2,794,847                 -        35,821
 LESS:
 INVENTORIES AT THE END OF THE YEAR
 Beef cattle                                         (1,306,589)    (3,825,026)                -             -
 Crops                                                        -              -                 -             -
 Unharvested crops                                            -              -                 -             -
 Seeds and fodder                                      (102,773)      (171,144)                -             -
 Materials                                              (46,058)       (13,889)         (151,877)      (214,537)
                                                 ----------------------------------------------------------------
Cost of Sales                                         3,171,145      2,018,241             55,639        55,639
=================================================================================================================

===============================================================================================================
                                                                             TOTAL
                                                 --------------------------------------------------------------
                                                           JUNE 30, 2002                   JUNE 30, 2001
                                                               PESOS                            PESOS
                                                 --------------------------------------------------------------
 INVENTORIES AT THE BEGINNING OF THE YEAR
 Beef cattle                                         56,312,260                      61,464,511
 Crops                                               11,038,501                      16,469,108
 Unharvested crops                                    1,373,903                       1,091,780
 Seeds and fodder                                       378,554                         221,101
 Materials                                            2,303,737                       1,728,574
                                                 --------------------------------------------------------------
                                                                     71,406,955                     80,975,074
 Additions from merger                                                        -                      2,548,748
 Holding results                                                    (16,565,659)                    (1,316,184)
 Commodities market results                                          (1,902,799)                      (202,186)
 Transfer of Inventories to expenses                                   (111,759)                      (154,688)
 Transfer of Inventories to fixed assets                               (449,267)                      (325,619)
 Transfer of Unharvested crops to expenses                          (20,539,736)                   (14,946,552)
 Recovery of Inventories                                                      -                              -
 Purchases                                                           20,266,664                     19,523,245
 Operating expenses (Schedule H)                                     41,011,319                     35,348,403
 LESS:
 INVENTORIES AT THE END OF THE YEAR
 Beef cattle                                        (30,588,300)                    (56,312,260)
 Crops                                              (22,455,846)                    (11,038,501)
 Unharvested crops                                     (743,668)                     (1,373,903)
 Seeds and fodder                                      (358,670)                       (378,554)
 Materials                                           (2,645,742)    (56,792,226)     (2,303,737)   (71,406,955)
                                                 --------------------------------------------------------------
Cost of Sales                                                        36,323,492                     50,043,286
===============================================================================================================

                             CRESUD SOCIEDAD ANONIMA
       COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                     FOREIGN CURRENCY ASSETS AND LIABILITIES
                   For the years ended June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)


                                                                      SCHEDULE G

=============================================================================================================================
                                                           June 30, 2002                                June 30, 2001
                                        -----------------------------------------------        ------------------------------
                                                              Current
Item                                    Type and amount       exchange      Amount in          Type and amount    Amount in
                                           of foreign          rate      local currency           of foreign   local currency
                                            currency           Pesos          Pesos                currency         Pesos
-----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSET
Cash and banks                            Us$  9,380,371       3.700        34,707,374          Us$     92,093      180,079
Investments:
   Mutual funds                           US$        -                             -            US$  5,037,805    9,850,924
   ADRs IRSA                              US$        -                             -            US$ 22,348,732   43,700,711
Trade accounts receivable
   Accounts receivable                    US$  2,930,785       3.700        10,843,906          US$        -            -
Other receivables and prepaid expenses:
   Secured by mortgages                   US$        -                             -            US$  2,665,292    5,211,712
   Guarantee deposits                     US$    198,265       3.700           733,580          US$  1,832,590    3,583,446
   Subsidiaries and related companies
   Law 19,550
   Cactus Argentina S.A                   US$        -         3.700    -          -            US$    204,170      399,234
   Others                                 US$    381,304                     1,410,823          US$     21,770       42,569

NON-CURRENT ASSET
Other receivables and prepaid expenses:                                                                    -            -
   Secured by mortgages                   US$        -                             -            US$  1,485,000    2,903,769
   Others                                 US$        -                             -            US$     95,430      186,604
                                          --------------       -----        ----------          --------------   ----------
   TOTAL ASSET                            US$ 12,890,725                    47,695,683          US$ 33,782,882   66,059,048
                                          ==============       =====        ==========          ==============   ==========
CURRENT LIABILITIES
Trade payables:
   Suppliers                              US$  2,050,969       3.800         7,793,681          US$        -            -
   Notes                                  US$        -                             -            US$    186,974      365,609
Bank loans                                us$        -                             -            us$  9,533,338   18,641,489
Other
   Advances received                      US$        -                             -            US$    400,000      782,160
NON-CURRENT LIABILITIES
Trade payables:
   Notes                                  US$        -                             -            US$    249,409      487,694
Other
   Accrual for other expenses             US$    267,863       3.800         1,017,880          US$        -            -
                                          --------------       -----        ----------          --------------   ----------
TOTAL LIABILITIES                         US$  2,318,832                     8,811,561          US$ 10,369,721   20,276,952
=============================================================================================================================


                       CRESUD SOCIEDAD ANONIMA, COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
        Consolidated Information submitted in compliance with Section 64, subsection B of Law No. 19,550 for the years ended
                             June 30, 2002 and 2001
                              (Notes 1, 2, 3 and 4)

                                                                                                                    ANNEX H
===========================================================================================================================
                                                                                 Operating Expenses
                                             Total       ------------------------------------------------------------------
Items                                    June 30, 2002      Total         Crops      Beef cattle      Milk          Others
                                             Pesos          Pesos         Pesos         Pesos         Pesos         Pesos
---------------------------------------------------------------------------------------------------------------------------
 Directors' fees                             534,331            -             -             -             -             -
 Fees and payments for services            3,324,999      2,343,996     2,142,211       148,648        53,137           -
 Salaries and wages                        7,458,142      3,594,760     1,001,168     2,055,207       538,385           -
 Social security contributions               694,028        365,310       137,816       184,631        42,863           -
 Taxes, rates and contributions              609,383        568,838       264,157       270,241        34,440           -
 Office and administrative expenses (1)       54,729            -             -             -             -             -
 Bank commissions and expenses                29,574         29,574         5,956        20,435         3,183           -
 Depreciation of fixed assets              2,885,626      2,695,115     1,320,426     1,091,583       283,106           -
 Vehicle and travelling expenses             404,585        344,766       137,619       178,455        28,692           -
 Spare parts and repairs                     811,786        811,786       449,755       278,963        83,068           -
 Insurance                                   195,719         50,130        23,532        20,552         6,046           -
 Employees' maintenance                      267,566        204,964        73,922       109,642        21,400           -
 Livestock expenses (2)                    6,652,915      5,246,875           -       5,246,875           -             -
 Dairy farm expenses                       1,218,256      1,218,256           -             -       1,218,256           -
 Agricultural expenses                    26,849,733     20,463,017    20,463,017           -             -             -
 Silo expenses                               442,770        442,770       442,770           -             -             -
 General expenses                          3,617,116      2,631,162    1 ,584,323       325,870       720,969           -
 Defaulting debtors                          207,324            -             -             -             -             -
---------------------------------------------------------------------------------------------------------------------------
 Total at June 30, 2002                   56,258,582     41,011,319    28,046,672     9,931,102     3,033,545           -
---------------------------------------------------------------------------------------------------------------------------
 Total at June 30, 2001                                  35,348,403    19,980,510    12,537,225     2,794,847        35,821
===========================================================================================================================


===================================================================================
                                                 Expenses Total
                                           --------------------------    Total
Items                                        Selling   Administrative June 30, 2001
                                              Pesos         Pesos         Pesos
-----------------------------------------------------------------------------------
 Directors' fees                                  -         534,331       666,391
 Fees and payments for services                   -         981,003     2,610,754
 Salaries and wages                               -       3,863,382     7,200,064
 Social security contributions                    -         328,718     1,232,983
 Taxes, rates and contributions                   -          40,545       754,231
 Office and administrative expenses (1)           -          54,729       503,535
 Bank commissions and expenses                    -             -          23,637
 Depreciation of fixed assets                     -         190,511     2,973,076
 Vehicle and travelling expenses                  -          59,819       588,679
 Spare parts and repairs                          -             -       1,289,512
 Insurance                                        -         145,589       170,820
 Employees' maintenance                           -          62,602       325,547
 Livestock expenses (2)                     1,406,040           -       8,123,520
 Dairy farm expenses                              -             -       1,507,688
 Agricultural expenses                      6,386,716           -      21,718,336
 Silo expenses                                    -                       316,053
 General expenses                                 -         985,954       769,190
 Defaulting debtors                           207,324           -         127,101
-----------------------------------------------------------------------------------
 Total at June 30, 2002                     8,000,080     7,247,183
-----------------------------------------------------------------------------------
 Total at June 30, 2001                     8,412,993     7,139,721    50,901,117
===================================================================================

(1) Includes operations with Subsidiaries and related companies Article 33, Law 19.550, IRSA Inversiones y Representaciones Sociedad Anonima for Ps. 147,280 as of June 30, 2002 and Ps. 328,641 as of June 30, 2001.

(2) Includes operations with Subsidiaries and related companies Article 33, Law 19.550, Cactus Argentina S.A. for Ps. 1 ,334,040 as of June 30, 2002 and Ps. 2,884,742 as of June 30, 2001.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

  ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR
                               ENDED JUNE 30, 2002

1.       LEGAL FRAMEWORK

                           There are no specific significant legal regimes that
                  would imply suspension or contingent application of the benefits included in these regulations.

2.       RELEVANT MODIFICATONS IN THE COMPANY'S ACTIVITIES

                           They are detailed in the Business Highlights, that
                  are attached to the present financial statements.

3. CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

         a.       Other Receivables without a due date at June 30, 2002.


===============================================================================
                               Intercompany receivables - Article 33 Law 19.550
                               ------------------------------------------------
                    Other        FUTUROS Y           IRSA             CACTUS
                                  OPCIONES
                               ------------------------------------------------
                 Receivables       Other             Other            Other
                                Receivables       Receivables      Receivables
                    Pesos          Pesos             Pesos            Pesos
-------------------------------------------------------------------------------
Current           2,775,067         23,603             8,195                -
Non-current         252,525              -                            434,607
===============================================================================

         b.       Accounts Receivable and other receivables to fall due at June
                  30, 2002

===============================================================================
                                                                  Intercompany
                       Intercompany receivables                    receivables
                         Article 33 Law 19,550                   Article 33 Law
          Accounts                                                   19,550
          Accounts   ------------------------------    Other     --------------
         Receivable       IRSA       Receivables       CACTUS        CACTUS
                     ------------------------------              --------------
                        Accounts                       Other          Otros
                       Receivable                   Receivables     creditos
           Pesos         Pesos          Pesos          Pesos            $
-------------------------------------------------------------------------------
09.30.02  16,538,350      42,337        141,136      3,760,287        254,767
12.31.02           -           -              -         47,851              -
03.31.03           -           -              -        436,737              -
12.31.03           -           -              -         56,464              -
03.31.04           -           -              -        436,737              -
12.31.04           -           -              -         66,627              -
03.31.05           -           -              -        436,737              -
12.31.05           -           -              -        371,858              -
===============================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

              Additional Information to the Notes to the Financial
                             Statements (Continued)

4.       CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY
         a. There are no past due debts at June 30, 2002.
         b. There are no debts without a due date at June 30, 2002.
         c.  Debts to fall due at June 30, 2002

==================================================================================================================
              Accounts      Intercompany      Bank loans    Salaries     Tax         Other       Intercompany
               Payable  Liabilities Article                    and     Payable    Liabilities Liabilities Article
                                 33                          Social                                   33
                              Law 19,550                    Security                               Law 19,550
                                                            Charges
                        --------------------                                                 ---------------------
                            IRSA     CACTUS                                                      IGSA       FYO
                        --------------------                                                 ---------------------
                         Accounts Payable                                                     Other Liabilities
               Pesos      Pesos     Pesos      Pesos        Pesos       Pesos       Pesos      Pesos     Pesos
------------------------------------------------------------------------------------------------------------------
06.30.02     12,145,316   131,345    20,506    6,649,068     801,772    6,306,068  5,504,543   618,441    331,440
==================================================================================================================

5. CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

================================================================================================================
                                     Intercompany                                Intercompany Receivables
                                      receivables                                  Article 33 Law 19,550
                                 Article 33 Law 19,550
                                 -------------------------                --------------------------------------
                     Accounts     CACTUS          IRSA         Other          IRSA        CACTUS     FUTUROS Y
                                                                                                     OPCIONES
                                 -------------------------                --------------------------------------
                    Receivable    Accounts Receivable       Receivables             Other Receivables
                       Pesos             Pesos                 Pesos                      Pesos
----------------------------------------------------------------------------------------------------------------
In pesos               5,694,444   141,136      42,337        6,496,487         8,195       689,374      23,603
In US Dollars         10,843,906         -           -        2,144,403             -             -           -
================================================================================================================

         All accounts receivable and other receivables are not subject to adjustment provisions.

         c.

==============================================================================================================
                                   Intercompany                                Intercompany Receivables
                                    receivables                                  Article 33 Law 19,550
                               Article 33 Law 19,550
                               -------------------------                --------------------------------------
                   Accounts     CACTUS          IRSA         Other          IRSA        CACTUS     FUTUROS Y
                                                                                                   OPCIONES
                               -------------------------                --------------------------------------
                  Receivable    Accounts Receivable       Receivables             Other Receivables
                     Pesos             Pesos                 Pesos                      Pesos
--------------------------------------------------------------------------------------------------------------
Outstanding
balances
accruing
interests                    -         -              -     2,505,210             -       254,767           -
Outstanding
Balances not
accruing
interests           16,538,350   141,136      42,337        6,135,680         8.195       434,607      23,603
==============================================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

   Additional Information to the Notes to the Financial Statements (Continued)

6.       CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

         a.

==================================================================================================================
             Accounts       Intercompany          Bank      Salaries     Taxes       Other       Intercompany
              Payable        Liabilities          Loans        and      Payable   Liabilities     Liabilities
                             Article 33                      Social                               Article 33
                              Law 19,550                    Security                               Law 19,550
                                                            Charges
                        ---------------------                                                ---------------------
                           CACTUS     IRSA                                                       IGSA       FYO
                        ---------------------                                                ---------------------
                           Accounts Payable                                                   Other Liabilities
               Pesos      Pesos     Pesos       Pesos       Pesos       Pesos       Pesos      Pesos     Pesos
------------------------------------------------------------------------------------------------------------------
In pesos      4,351,635    20,506    131,345   6,649,068     801,772   6,306,068   4,486,663   618,441    331,440
In US
Dollars       7,793,681         -          -           -           -           -   1,017,880         -          -
==================================================================================================================


         All debts outstanding are not subject to adjustment provisions.

         c.

=======================================================================================================================
                  Accounts       Intercompany          Bank      Salaries     Taxes       Other       Intercompany
                   Payable        Liabilities          Loans        and      Payable   Liabilities     Liabilities
                                  Article 33                      Social                               Article 33
                                   Law 19,550                    Security                               Law 19,550
                                                                 Charges
                             ---------------------                                                ---------------------
                                CACTUS     IRSA                                                       IGSA       FYO
                             ---------------------                                                ---------------------
                              Accounts  Payable                                                     Other Liabilities
                    Pesos      Pesos     Pesos       Pesos       Pesos       Pesos       Pesos      Pesos     Pesos
-----------------------------------------------------------------------------------------------------------------------
 Outstanding
 debts accruing
 Interests                 -         -          -   6,448,302           -           -           -         -          -
-----------------------------------------------------------------------------------------------------------------------
 Outstanding
 debts not
 accruing
 interests        12,145,316    20,506    131,345     200,766     801,772   6,306,068   5,504,543   618,441    331,440
=======================================================================================================================

7.       INTEREST IN OTHER COMPANIES (ARTICLE 33 LAW 19,550)
         Interests in other companies' capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in
         Note 3 to the consolidated financial statements and intercompany balances as of June 30, 2002 are described in Notes 4 and 5 above.

8.       RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE
         MEMBERS
         At June 30, 2002 there were advance payments to directors for Ps. 88,581, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

   Aditional Information to the Notes to the Financial Statements (Continued)

9.       PHYSICAL INVENTORIES
         The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.      VALUATION OF INVENTORIES
         We further inform the sources for the information used to calculate the current value:

         a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market ("Mercado de Hacienda de Liniers"), published in the Cattle Bulletin of the "Organizacion Victor D'Apice" (Victor D'Apice Organization).

         b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

         c. Crops: official quotation of the Camara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (La Nacion Newspaper"), net of estimated sale expenses.

         d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine "Revista Agromercado" (Agromercado Magazine).

11.      TECHNICAL REVALUATION OF FIXED ASSETS
         There are no fixed assets subject to technical revaluation.

12.      OBSOLETE FIXED ASSETS
         There are no obsolete fixed assets with accounting value.

13.      MINORITY INTEREST
         There are no minority interests in other companies in excess of the provisions of Article 31 of Law No. 19,550.

14.      RECOVERABLE VALUES
         The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA

   Additional Information to the Notes to the Financial Statements (Continued)



15.      INSURANCES


The types of insurance used by the company are the following:

==============================================================================================
     Insured property            Risk covered           Amount insured       Account Value
                                                             US$                 Pesos
----------------------------------------------------------------------------------------------
Buildings, machinery and   Fire
silos                                                         2,602,000           8,471,923
----------------------------------------------------------------------------------------------
                           Theft, fire and civil
Vehicles                   and third parties
                           liability                         75,494,000             318,057
----------------------------------------------------------------------------------------------
Personal Injury            Persons                           80,680,800                   -
----------------------------------------------------------------------------------------------
Furniture, office and      Theft, fire and
electronic equipment       technical insurance                  280,730             577,237
==============================================================================================

16.      PROVISIONS

         There are no provisions in excess of 2% of the shareholders' equity.

17.      CONTINGENCIES

         At June 30, 2002 there are no contingent situations that have not been accounted for.



18.      IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

         None.

19.      DIVIDENDS ON PREFERED STOCK

         There are no cumulative dividends on prefered stock.

20.      LIMITATIONS OF PROFIT DISTRIBUTIONS

         See Note 10 to the financial statements.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                               BUSINESS HIGHLIGHTS

The result for the year was a net loss of $ 39,556,328 compared to net income amounting to $ 7,497,929 recorded in the previous year.

Holding results and the results of the related companies were the main factors giving rise to this loss.

Net sales totaled $ 71,451,371, 4.4% higher than those for the previous year. Higher agricultural sales volumes contributed to offsetting lower sales by the remaining segments.

The operating result was $ 12,781,341 compared to $ 1,685,014 recorded in the previous year. This increase was due to higher income provided by the sale of fixed assets and improved operating performance as a result of the positive impact of the devaluation on agricultural margins.

The crop segment recorded income amounting to $ 29,340,687, compared to income of $ 10,327,263 in fiscal 2001.

The volume of crop sales totaled 120,623 tons, 30% lower than crop sales for the previous year, with a unit price 64.4% higher. The increase in prices was due to the impact of the devaluation, since the FAS value of crops in dollars was maintained with respect to that for the previous year.

The beef cattle segment recorded gross profit amounting to $ 4,301,466, compared with $ 4,401,121 recorded in the previous year. Sales decreased by 5.9% compared to those for fiscal 2001 and the cost of sales decreased by 6.6% with respect to the previous period.

During fiscal year 2002, 18,200 tons were sold at an average price of $ 1.35 per kilogram, while in fiscal year 2001 sales totaled 17,455 tons at an average price of $ 1.50 per kilogram. Lower average sales price had an effect on lower sales volumes, which decreased by 8.6% with respect to the previous year, as the sales volume increased by 4.2% with respect to the same period.

Beef cattle prices remained low during the first half of the year, and did not show signs of recovery until the second half of the year, once the foot-and-mouth disease had been overcome and the main international export markets had been reopened.

Direct production cost was 0.51 $/ton, 5.2% lower than that for the previous year, during which the production processes had already been significantly adjusted.

The sales margin was 17%, similar to that recorded in 2001.

The milk segment recorded a loss of $ 1,160,630, compared to an income of $ 309,557 recorded in the previous year.

Milk sales decreased by 13.6% compared to fiscal year 2001 as a result of a 3.9% reduction in milk production caused by a drop in production per cow due to a change in the feeding system, and a 10.2% decrease in the average price per liter sold.

Milk prices remained low during most part of the year, and started to recover in March 2002, when the government set a base price of $ 0.20 per liter.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                         BUSINESS HIGHLIGHTS (CONTINUED)

The direct cost per liter of milk was 0.18 $/liter, compared with a cost of
0.214 $/liter in fiscal year 2001.

Selling expenses amounted to $ 8,705,718, of which $ 6,386,716 corresponded to agriculture, $ 1,462,448 to cattle raising and $ 856,554 to other businesses. Selling expenses corresponding to cattle raising reached 5.9% and those corresponding to agriculture totaled 14.8%, compared with 6.5% and 17.5% recorded during the previous year.

Administrative expenses amounted to $ 7,450,581, 0.8% lower than those for the previous year. The most significant savings corresponded to fees and general office expenses.

The result from sales of fixed assets amounted to $ 14,783,010, as a result of the sale of El Coro farm, covering 10,231 hectares in Villa Maria del Rio Seco, Province of Cordoba, El Silencio farm, covering 397 hectares in Rojas, Province of Buenos Aires, and La Sofia farm, covering 6,149 hectares in Rio Cuarto, Province of Cordoba.

El Silencio farm covering 397 hectares located in Rojas, Province of Buenos Aires, was sold at $ 1.03 million, providing net income amounting to $ 0.20 million.

El Coro farm was sold in 4 fractions, generating net income amounting to $ 3.03 million.

During the last quarter the La Sofia farm covering 6,149 hectares in Rio Cuarto, Province of Cordoba, was sold. The sale was agreed at US$ 10 million, generating net income for $ 11.5 million.

The accumulated holding loss during the current year amounted to $ 17,452,822, of which $ 16,205,313 corresponded to beef cattle holding loss and $ 1,861,339 to the loss generated by milking cattle. Crops provided holding profits amounting to $ 671,586. The loss from holding cattle was due to a decrease in real prices. Although nominal cattle prices have significantly increased, the increase was lower than that of inflation.

The operating result for fiscal 2002 amounted to $ 12,781,341, compared to operating income of $ 1,685,014 recorded in the previous year.

A financial loss of $ 7,547,641 was recorded as a result of operations involving bonds and shares. The decrease in the book value of IRSA's shares had a significant impact on that result. The result generated by inflation, which was a loss of $ 4.78 million, and the gain provided by exchange differences amounting to $ 0.94 million were included in this result.

The losses recorded by the related Companies in fiscal 2002 totaled $ 37,583,824, compared to a loss of $ 284,081 in 2001. Of the loss recorded in 2002, $ 38.2 million corresponded to the results generated by IRSA.

As part of its investment diversification strategy, in fiscal year 2001 Cresud decided to invest part of its current liquidity in the Buenos Aires Stock Exchange through the acquisition of shares in IRSA. This investment was adversely affected by the situation of the Argentine market.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                         BUSINESS HIGHLIGHTS (CONTINUED)

At the time of deciding the purchase, IRSA's shares were being listed at a significant discount with respect to their book value and NAV, as their quotation had decreased by 55% compared to their highest quotation in 2000 and the leading investment bank analysts recommended their purchase.

The changes in the Argentine economy which had an impact on the financial markets changed the original strategy in connection with this investment, so that the Board of Directors decided to consider the investment in IRSA as a long-term investment. Due to the change of valuation criteria, as from April the investment is being valued by the equity method of accounting. The difference between the Company's realization value and the book value generated a goodwill amounting to $ 13.6 million, which was recorded as a liability and is being amortized over 20 years.

In the last quarter of fiscal 2002 IRSA recorded a net loss of $192 million, mostly accounted for by the negative impact of the devaluation on its debt denominated in U.S. dollars.

The net loss for fiscal 2002 amounted to $ 39,556,328, compared to a net income of $7,497,929 recorded in 2001.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA


                         BUSINESS HIGHLIGHTS (CONTINUED)

                 COMPARATIVE SHAREHOLDERS' EQUITY STRUCTURE

=========================================================================================================================
                           At June 30,2002    At June 30,2001    At June 30,2000    At June 30,1999    At June 30,1998
                                Pesos              Pesos              Pesos              Pesos              Pesos
                          -----------------------------------------------------------------------------------------------
Current Assets                    98,128,633        177,205,021        113,085,919        140,406,214        181,439,263
Non Current Assets               252,552,122        222,652,911        245,532,384        240,641,911        271,431,374
                          -----------------------------------------------------------------------------------------------
Total Assets                     350,680,755        399,857,932        358,618,303        381,048,125        452,870,637
                          -----------------------------------------------------------------------------------------------
Current Liabilities               32,562,273         48,003,751         12,123,284         15,828,286         31,702,480
Non Current Liabilities           12,974,361            487,694            469,296            376,295         17,493,804
                          -----------------------------------------------------------------------------------------------
Total Liabilities                 45,536,634         48,491,445         12,592,580         16,204,581         49,196,284

Minority interest                    383,503            475,156            116,194                  6          3,942,476
                          -----------------------------------------------------------------------------------------------
Shareholders'Equity              304,760,618        350,891,331        345,909,529        364,843,538        399,731,877
                          -----------------------------------------------------------------------------------------------
                                 350,680,755        399,857,932        358,618,303        381,048,125        452,870,637
=========================================================================================================================

COMPARATIVE INCOME STRUCTURE

=========================================================================================================================
                                                              At June                        At June
                                          At June 30,2002     30,2001     At June 30,2000    30,1999     At June 30,1998
                                               Pesos           Pesos           Pesos          Pesos           Pesos
                                         --------------------------------------------------------------------------------
Operating income (loss)                         12,781,341      1,685,014     (5,675,257)   (10,861,870)      35,362,623

Financial an holding result                    (7,547,641)     11,030,359       8,879,532     11,650,690       5,021,876

Other income and expenses and results
from related companies                        (37,520,758)      (723,968)       (292,403)      1,507,733         748,394
Management fees                                          -      (833,104)       (294,284)      (226,136)     (4,099,893)
                                         --------------------------------------------------------------------------------
                                              (32,287,058)     11,158,301       2,617,588      2,070,417      37,033,000

Operating net (loss) income                              -              -               -              -               -

Income tax                                     (7,579,886)    (4,014,295)        (43,746)       (35,195)        (75,807)

Minority interest                                  310,616        353,923          74,712              -        (58,158)
                                         --------------------------------------------------------------------------------
Net (loss) income                             (39,556,328)      7,497,929       2,648,554      2,035,222      36,899,035
=========================================================================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA



SALES VOLUME

====================================================================================================================================
                                               Accumulated                                    Accumulated
                 4Q    Accumulated       4Q      July 1,        4Q     Accumulated      4Q      July 1,        4Q       Accumulated
              June 30, July 1, 2001   June 30,     2000      June 31,  July 1, 1999  June 30,     1998      June 30,    July 1, 1997
                2002      to June       2001     to June       2000      to June       1999     to June       1998        to June
                         30, 2002                30, 2001               30, 2000                30, 1999                 30, 1998
------------------------------------------------------------------------------------------------------------------------------------
Beef Cattle
Sales         5,008,406 18,200,935   5,240,405 17,455,002   4,377,058  18,520,203    4,860,628 20,418,938   9,518,975   24,166,318
(in Kgs.)
------------------------------------------------------------------------------------------------------------------------------------
Butyraceous
(in Kgs.)        47,591    237,416      67,337    253,227       69,823    382,671      133,818    627,408     149,039      597,303
------------------------------------------------------------------------------------------------------------------------------------
Crops (in
quintals)*      370,651  1,206,237      504,775 1,726,002      448,123  1,260,676      560,629  1,205,375   1,264,496    1,630,716
====================================================================================================================================

* One quintal equals one hundred kilograms


RATIOS

========================================================================================================================
                          At June 30,2002    At June 30,2001   At June 30,2000   At June 30,1999     At June 30,1998
                               Pesos              Pesos             Pesos             Pesos               Pesos
                         -----------------------------------------------------------------------------------------------
Liquidity                     3.014                 3.691             9.328             8.871              5.723
Indebtedness                  0.149                 0.138             0.036             0.044              0.123
Return on Equity             (0.093)                0.032             0.008             0.006              0.102
========================================================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS


To the President and Directors of
Cresud Sociedad Anonima Comercial,
Inmobiliaria, Financiera y Agropecuaria

1. We have audited the balance sheets of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y at June 30, 2002 and 2001, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended, and the complementary notes 1 to 14 and schedules A, B, C, D, E, F, G and H, the Business Highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations. Furthermore, we have examined the consolidated financial statements of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera with its subsidiaries for the years then ended, notes 1 to 6 and schedules A, B, C, E, F, G and H, which are presented as complementary information. The preparation and issuance of the financial statements are the responsibility of the Company's management. Our responsibility is to issue an opinion on the financial statements, based on our audit.

2. We conducted our audits of these statements in accordance with auditing standards in force in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3. Note 1 to the consolidated financial statements details the situation at the end of the year related to the economic measures issued by the National Government to confront the Argentine crisis, some of which may have been pending issue at the date of preparation of these financial statements. The impact generated by all these measures adopted to date by the Government on the financial statements of the Company at June 30, 2002 was recognized according to the evaluations and estimates made by Management when preparing the financial statements. Therefore, the Company's financial statements must be read in the light of these circumstances.


4. As mentioned in Note 3.f to the individual financial statements, as from March 31, 2002 the Company decided to value its investment in IRSA Inversiones y Representaciones Sociedad Anonima by the equity method of accounting. The external auditors' report on the financial statements of that company at June 30, 2002 dated September 9, 2002 expresses certain uncertainties in connection with the future evolution of its operations and other circumstances related to compliance with financial commitments, and the possibility of that company continuing with the normal course of its business. The future evolution of these situations could affect the valuation of the investment.

5. In our opinion, subject to the effect on the financial statements of possible adjustments that could be required if the situation described in paragraph 4. is resolved:

a) the financial statements of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria present fairly, in all material respects, its financial situation at June 30, 2002 and 2001 and the results of its operations, the changes in its shareholders' equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b) the consolidated financial statements of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2002 and 2001 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.


6.       In accordance with current regulations we report that:

a) the financial statements of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements are transcribed to the "Inventory and Balance Sheet Book" and comply with the pertinent resolutions of the Argentine Securities and Exchange Commission;

b) the financial statements of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements;

c) we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observation to make;

d) at June 30, 2002, the debt of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors' Benefit System according to the accounting records amounted to $ 82,977.42, none of which was claimable at that date.


Buenos Aires, September 9, 2002



          PRICE WATERHOUSE & CO

by                               (Partner)
------------------------------------------
  C.P.C.E.C.A.B.A. To. 1 Fo. 1 R.A.P.U.
       Dr. Carlos Martin Barbafina
   Cerified Public Accountant (U.C.A.)
        C.P.C.E.C.A. Buenos Aires
           Tomo 175 - Folio 65

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                                           CRESUD S.A.C.I.F. and A


                                           By:
                                              ---------------------------------
                                              Name: Saul Zang
                                              Title: Second Vice Chairman of
                                                     the Board of Directors



Dated: November 6, 2002